EXECUTION COPY

Exhibit 4.20

*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

COLLABORATION AND LICENSE AGREEMENT

By and Between

PHARMACIA & UPJOHN COMPANY

and

CELLTECH CHIROSCIENCE LIMITED

Table of Contents

ARTICLE 1 INTERPRETATION		1

ARTICLE 2 SCOPE OF RELATIONSHIP AND GRANT OF RIGHTS		11
2.1)	Scope of Relationship and Grant of Rights.	11
2.2)	Sublicense Rights.	12
2.3)	Celltech Reserved Rights.	13
2.4)	Pharmacia Reserved Rights.	13
2.5)	Section 365(n) of the Bankruptcy Code.	14

ARTICLE 3 COLLABORATION COMMITTEE		14
3.1)	Collaboration Committee.	14
3.2)	Collaboration Committee Responsibilities.	14
3.3)	Decision Making; Administrative Matters.	15

ARTICLE 4 DEVELOPMENT OF COLLABORATION PRODUCTS		17
4.1)	Collaboration Regarding Development.	17
4.2)	Designation of Lead Party for an Indication.	17
4.3)	Global Development Plan.	18
4.4)	Development Activities.	18
4.5)	Development Costs.	19
4.6)	Development Budget.	20
4.7)	Manufacturing Transition.	20
4.8)	Right to Audit.	20
4.9)	Access to Facilities.	20
4.10)	Quarterly Reconciliation of Development Costs.	21
4.11)	Pursuit of Other Indications by Celltech.	22
4.12)	Pharmacia’s Evaluation of the CHF Indication.	22
4.13)	Use of Subcontractors.	22
4.14)	Development of CDP-571.	22

ARTICLE 5 COMMERCIALIZATION OF COLLABORATION PRODUCTS		23
5.1)	Responsibility for Commercialization of Collaboration Products.	23
5.2)	Joint Commercialization Committee.	23
5.3)	Joint Commercialization Committee Responsibilities.	24
5.4)	Decision Making.	24
5.5)	Dispute Resolution.	24
5.6)	Local Commercialization Committees.	24
5.7)	Local Commercialization Plans.	25
5.8)	Review and Approval of Promotional Materials.	26
5.9)	Local Commercialization Committee Decision Making.	26
5.10)	Commercialization Strategy and Decision Making.	27

i

5.11)	Global Commercialization Plan.	27
5.12)	Commercialization Expense and Budget.	27
5.13)	Commercialization in the IBD Indication and the Celltech Other Indications.	28
5.14)	Celltech’s Co-Promotion Option in the RA Indication.	29
5.15)	Pharmacia’s Co-Promotion Option in the IBD Indication.	29
5.16)	Lack of Celltech Presence in the IBD Indication in a Major Territory.	30
5.17)	Pharmacia Diligence Obligation in IBD Indication in the Other Territories.	30
5.18)	Implementation of Global Commercialization Plan and Local Commercialization Plans.	30
5.19)	Public Statements Regarding Collaboration Products.	30
5.20)	Medical Inquiries.	31
5.21)	Orders.	31
5.22)	Recalls.	31
5.23)	Compliance with Laws.	32
5.24)	*
5.25)	Potential Change to Major Territories.	32
5.26)	Prohibition Against Co-Promotion.	32

ARTICLE 6 MANUFACTURE AND SUPPLY		33
6.1)	Responsibility for Supply.	33
6.2)	Supply.	33
6.3)	Quality Assurance.	33
6.4)	Good Manufacturing Practices.	33
6.5)	Inspection.	34
6.6)	Treatment of Initial Process Development Costs.	34
6.7)	*

ARTICLE 7 REGULATORY MATTERS		34
7.1)	Ownership.	34
7.2)	Regulatory Coordination.	35
7.3)	Pharmacovigilance.	37

ARTICLE 8 LICENSE FEES AND MILESTONES		37
8.1)	Upfront License Fees.	37
8.2)	Non-Refundable Payments.	37
8.3)	Development Milestone Payments.	38
8.4)	Sales Milestone Payments.	38

ARTICLE 9 SALES-BASED COMPENSATION		39
9.1)	RA Indication.	39
9.2)	IBD Indication.	39
9.3)	Other Indications.	39
9.4)	Duration of Obligation to Pay Sales-Based Compensation.	39
9.5)	Determination of Net Sales in the RA Indication, IBD Indication and Other Indications.	39

9.6)	Calculation of Product Contribution.	42
9.7)	Quarterly Reconciliation of Product Contribution.	42
9.8)	Royalty Reports; Payments.	43
9.9)	Audits.	44
9.10)	IBD Conversion Option.	44
9.11)	Royalty Adjustment For Third Party Patent.	44
9.12)	Sales-Based Compensation for a Celltech Other Indication.	46
9.13)	Payments; Tax Matters.	46
9.14)	Promissory Notes In Lieu of Payment.	48

ARTICLE 10 INTELLECTUAL PROPERTY RIGHTS		48
10.1)	Disclosure of Programme Inventions.	48
10.2)	Ownership of Programme Inventions.	48
10.3)	Ownership of Trademarks.	49
10.4)	Assignment of Programme Inventions.	49
10.5)	Prosecution Patent Rights.	49
10.6)	Prosecution Costs.	51
10.7)	Cooperation.	52
10.8)	Notice of Issuance.	52
10.9)	No Implied Rights.	52
10.10)	Prosecution of Infringers.	52
10.11)	Third Party Infringement Suit.	54
10.12)	No Obligation to Prosecute.	54
10.13)	Termination of Prosecution Rights.	55

ARTICLE 11 CONFIDENTIALITY		55
11.1)	Confidential Information.	55
11.2)	Disclosure.	55
11.3)	Exceptions.	55
11.4)	Terms of Agreement.	56
11.5)	Publications.	56
11.6)	Delay.	57
11.7)	Press Releases.	57
11.8)	Termination of Prior Agreement.	57

ARTICLE 12 TERM AND TERMINATION		58
12.1)	Term.	58
12.2)	Pharmacia’s Unilateral Termination Right.	58
12.3)	Termination For Material Breach.	58
12.4)	Termination Upon Insolvency.	59
12.5)	Termination Upon HSR Denial or Failure to Satisfy Conditions.	59
12.6)	Rights of Pharmacia Upon Regularly Scheduled Termination.	59
12.7)	Grant Back License to Celltech.	59
12.8)	Residual Royalty	61
12.9)	Other Residual Rights.	61

12.10)	Certain Consequences of Termination by Pharmacia.	62
12.11)	Responsibility for Third Party Royalties and Other Payments.	63
12.12)	Preservation of Rights upon Termination.	63

ARTICLE 13 DISPUTE RESOLUTION		63
13.1)	Referral of Unresolved Matters to Executive Officers.	63
13.2)	Non-Binding Mediation.	64

ARTICLE 14 REPRESENTATIONS, WARRANTIES AND COVENANTS		64
14.1)	Representation of Authority; Consents.	64
14.2)	No Conflict.	64
14.3)	Knowledge of Pending or Threatened Litigation.	64
14.4)	Additional Representations and Warranties of Celltech.	65
14.5)	Disclaimer of Warranty.	66
14.6)	Preservation of Rights Under Third Party License Agreements.	66
14.7)	Preservation of Rights to Certain Third Party Patents .	66

ARTICLE 15 INDEMNIFICATION		67
15.1)	Indemnification.	67
15.2)	Indemnification Procedures.	67
15.3)	Insurance.	67

ARTICLE 16 CONDITIONS		68
16.1)	HSR Filing.	68
16.2)	HSR-Related Definitions.	68
16.3)	Notification to the European Commission.	68
16.4)	Additional Condition to Effectiveness.	69

ARTICLE 17 MISCELLANEOUS		69
17.1)	Amendments.	69
17.2)	Consequence of Change of Control of Celltech.	69
17.3)	Notices.	69
17.4)	Force Majeure.	70
17.5)	Compliance with Export Regulations.	70
17.6)	Choice of Law; Jurisdiction.	70
17.7)	Assignment.	71
17.8)	Non-Solicitation.	71
17.9)	Joint Committees.	71
17.10)	No Strict Construction.	71
17.11)	Headings.	72
17.12)	Severability.	72
17.13)	No Consequential Damages.	72
17.14)	General Provisions.	72
17.15)	Whole Agreement.	73
17.16)	*	73
17.17)	Right of Negotiation.	73

17.18)	Exclusive Dealing.	73

v

The following Exhibits are being simultaneously delivered with the execution of this Agreement as separate documents:

Exhibit A	Costs and Calculation of Product Contribution
Exhibit B	Principles for Detail Cost
Exhibit C	Net Sales Definition
Exhibit D	Manufacturing Cost Principles
Schedule A-1	Celltech Owned Patents
Schedule A-2	Third Party Patents
Schedule A-3	Existing Third Party License Agreements
Schedule A-4	Initial Global Development Plan
Schedule 4.5	Division of Development Funding for Committed Costs
Schedule 17.16	*

COLLABORATION AND LICENSE AGREEMENT

This Collaboration and License Agreement dated the 28th day of February, 2001 (the “Execution Date”) is by and between Pharmacia & Upjohn Company, a corporation organized and existing under the laws of the State of Delaware, USA and having a place of business at 100 Route 206 North, Peapack, New Jersey 07977 USA (“Pharmacia”), and Celltech Chiroscience Limited, a corporation organized and existing under the laws of England and having its principal office at 216 Bath Road, Slough, Berkshire SL1 4EN UK (“Celltech”).

RECITALS

WHEREAS, Celltech is currently developing a product, known as CDP-870, which contains a recombinant humanized pegylated Fab’ antibody fragment which binds to TNF alpha;

WHEREAS, Pharmacia and/or its Affiliates are engaged in the research, development, production and sale of a wide range of pharmaceutical products;

WHEREAS, Celltech and Pharmacia wish to enter into a licensing and collaboration arrangement regarding the development and marketing of CDP-870 in the Field (defined below), all on the terms and conditions set forth herein.

NOW, THEREFORE, Celltech and Pharmacia, intending to be legally bound, hereby agree as follows:

ARTICLE 1

INTERPRETATION

When used in this Agreement, each of the following terms shall have the meanings set forth in this Article I:

“Affiliate” means any corporation, company, partnership, joint venture and/or firm which controls, is controlled by, or is under common control with a specified person or entity. For purposes of this definition, “control” shall be presumed to exist if one of the following conditions is met: (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares having the right to vote for the election of directors, and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities. The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside of the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Antibody” means a polyclonal or monoclonal antibody, whether multiple or single chain, recombinant or naturally occurring, whole or fragment, and any constructs thereof.

*

“BLA” means (a) (i) a Biologics License Application pursuant to 21 C.F.R. 601.2, submitted to the FDA or any successor application or procedure and (ii) any counterpart of a U.S. BLA in another country in the Territory, and (b) all supplements and amendments, including supplemental Biologics License Applications (and any foreign counterparts), that may be filed with respect to the foregoing.

“Business Day” means a day on which banking institutions in New York, New York and London, England are open for business.

“CDP-571” means the product currently being Developed by Celltech which contains a humanized whole Antibody which binds to TNF alpha and which has been designated by Celltech as CDP-571.

“CDP-870” means the product currently being Developed by Celltech which contains a recombinant humanized pegylated Fab’ Antibody fragment which binds to human TNF alpha and which has been designated by Celltech as CDP-870.

“Celltech Know-How” means confidential information and materials, excluding Third Party Know-How, which is Controlled by Celltech or its Affiliates, whether as of or after the Effective Date, to the extent such is useful or necessary for the manufacture, testing, use or sale of a Licensed Product in the Field, or any component thereof including, but not limited to, (i) pharmaceutical, chemical, biological and biochemical products, (ii) technical and non-technical data, and information relating to the results of tests, assays, methods and/or processes, and (iii) drawings, plans, diagrams, specifications and/or other documents containing said information and data. The Celltech Know-How shall include the Joint Know-How to the extent Controlled by Celltech.

“Celltech Owned Patents” means all Patent Rights, other than the Third Party Patents, which are owned and Controlled by Celltech or its Affiliates, whether as of or after the Effective Date and which contain claims which would be infringed by the manufacture, use or sale of Licensed Products in the Field or any component thereof, in the absence of this Agreement. The Celltech Owned Patents as of the Execution Date are listed in Schedule A-1.

“Celltech Patents” means the Third Party Patents, the Celltech Owned Patents, and the Joint Patents to the extent Controlled by Celltech.

“Celltech Technology” means all Celltech Patents, Third Party Know-How and Celltech Know-How.

“Change of Control” means (a) a merger or consolidation of Celltech and a Significant Pharmaceutical Enterprise which results in the voting securities of Celltech outstanding immediately prior thereto ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity immediately after such merger or consolidation, (b) a Significant Pharmaceutical Enterprise, together with its Affiliates, becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of Celltech, or (c) the sale or other transfer of all or substantially all of Celltech’s assets which relate to this Agreement to a Significant Pharmaceutical Enterprise.

“CHF Indication” means the prevention, treatment or control of Congestive Heart Failure.

“Clinical Supply Cost” means *

“Collaboration Committee” means the committee formed pursuant to Section 3.1.

“Collaboration License” means all rights granted to Celltech by Pharmacia under Section 2.1(b).

“Collaboration Product” means a Licensed Product that the Collaboration Committee elects to Develop and/or Commercialize in the Field pursuant to the terms of this Agreement.

“Commercial License” means all rights granted to Pharmacia by Celltech under Section 2.1(a).

“Commercialization” or “Commercialize” means any and all activities directed to marketing, promoting, distributing, offering for sale and selling a product, importing a product for sale, conducting Phase IIIB Studies and Phase IV Studies, manufacturing for commercial sale, and interacting with Regulatory Authorities regarding the foregoing. When used as a verb, “Commercialize” means to engage in Commercialization.

“Competitive Product” means any prescription pharmaceutical product other than the Collaboration Products which *.

“Confidential Information” means all proprietary materials, know-how or other information (whether or not patentable) regarding a Party’s technology, products, business information or objectives, which is designated as confidential in writing by the disclosing Party, whether by letter or by the use of an appropriate stamp or legend, prior to or at the time any such material, know-how or other information is disclosed by the disclosing Party to the other Party. Notwithstanding the foregoing to the contrary, proprietary materials, know-how or other information which is orally, electronically or visually disclosed by a Party, or is disclosed in writing without an appropriate letter, stamp or legend, shall constitute Confidential Information of a Party (a) if the disclosing Party, within thirty (30) days after such disclosure, delivers to the other Party a written document or documents describing the materials, know-how or other information and referencing the place and date of such oral, visual, electronic or written disclosure and the names of the persons to whom such disclosure was made, or (b) such information is of the type that is customarily considered to be confidential information by persons engaged in activities that are substantially similar to the activities being engaged in by the Parties. Notwithstanding the foregoing, any technical or financial information of a Party disclosed at a meeting of the Collaboration Committee, the Joint Commercialization Committee

or any Local Commercialization Committee (or any project teams of the foregoing) or disclosed through an audit report shall constitute Confidential Information of such Party unless otherwise specified. The terms of this Agreement shall be considered Confidential Information of each Party.

“Contract Year” means (a) with respect to the first Contract Year, the period beginning on the Effective Date and ending on December 31, 2001 (the “First Contract Year”), and (b) with respect to each subsequent Contract Year, the twelve (12) month period beginning on the day following the end of the First Contract Year and each succeeding twelve (12) month period thereafter.

“Control” or “Controlled” means with respect to any (a) material, item of information, method, data or other know-how, or (b) intellectual property right, in each case the possession (whether by ownership or license, other than pursuant to this Agreement) by a Party or its Affiliates of the ability to grant to the other Party access and/or a license as provided herein under such item or right without violating the terms of any agreement or other arrangement with any Third Party existing before or after the Effective Date.

“Covering”, “Cover”, or “Covered” means, with respect to a Patent Right, that, but for a license granted to a Party under a Valid Claim included in such Patent Right, the practice by such Party of an invention claimed in such Patent Right would infringe such Valid Claim or in the case of a Patent Right that is a patent application, would infringe a Valid Claim in such patent application if it were to issue as a patent.

“Development” or “Develop” means, preclinical and clinical drug development activities, including, among other things: test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, development-stage manufacturing, quality assurance/quality control development, statistical analysis and report writing, Phase I Studies, Phase IIA Studies, Phase IIB Studies, Phase IIIA Studies, product approval and registration, and regulatory affairs related to the foregoing. When used as a verb, “Develop” means to engage in Development. For clarity, Development does not include Phase IIIB Studies or Phase IV Studies.

“Development Cost” means *.

“Effective Date” means the later of (i) HSR Clearance Date (as defined in Article 16) or, if the Parties mutually agree that an HSR Filing is not required, the date of such mutual written agreement, or (ii) the date on which Celltech delivers to Pharmacia documents evidencing satisfaction of the conditions to Section 16.4.

“FDA” means the United States Food and Drug Administration, or a successor agency thereto.

“Field” means the prevention, treatment, diagnosis or control of all diseases or conditions in humans or animals; provided, however, that with respect to CDP-571, the Field shall not include the prevention, treatment, diagnosis or control of any diseases or conditions other than rheumatoid arthritis.

“First Commercial Sale” means the first shipment of commercial quantities of any Collaboration Product sold on arm’s length terms to a Third Party by Pharmacia or its Sublicensees in any country in the Territory after Regulatory Approval has been achieved for such Collaboration Product in such country in any indication. Sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use shall not be considered to constitute a First Commercial Sale.

“FTE” means *.

“GAAP” means the then current United States generally accepted accounting principles, consistently applied. All financial determinations made under this Agreement shall be made in accordance with GAAP.

“Global Commercialization Plan” means the comprehensive plan and budget for the Commercialization of the Collaboration Products to be prepared pursuant to Section 5.11.

“IBD Indication” means the prevention, treatment or control of Crohn’s Disease and/or ulcerative colitis in humans and/or animals.

“IND” means (a) (i) an Investigational New Drug Application, as defined in the U.S. Federal Food, Drug, and Cosmetic Act, as amended from time to time, and the regulations promulgated thereunder, that is required to be filed with the FDA before beginning clinical testing of a Collaboration Product in human subjects, or any successor application or procedure and (ii) any counterpart of a U.S. Investigational New Drug Application in any other country in the Territory, and (b) all supplements and amendments that may be filed with respect to the foregoing.

“Joint Commercialization Committee” means the committee formed pursuant to Section 5.2.

“Joint Know-How” means confidential information and materials, including, but not limited to, (i) pharmaceutical, chemical, biological and biochemical products, (ii) technical and non-technical data, and information relating to the results of tests, assays, methods and/or processes, and (iii) drawings, plans, diagrams, specifications and/or other documents containing said information and data, in each case which is made jointly by employees, consultants or agents of Celltech or its Affiliates and by employees, consultants or agents of Pharmacia or its Affiliates following the Execution Date during the course of Development or Commercialization of Collaboration Products, but excluding the Joint Patents.

“Joint Patents” means all Patent Rights that claim or Cover inventions that are conceived or reduced to practice during the course of Development or Commercialization of Collaboration Products and name as inventors one or more employees, consultants or agents of Celltech or its Affiliates together with one or more employees, consultants or agents of Pharmacia or its Affiliates.

“Joint Technology” means Joint Know-How and Joint Patents.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law or similar binding effect of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.

“Licensed Product” means any product that contains or comprises an Antibody, or any chemically modified Antibody, which recognizes TNF alpha. For the avoidance of doubt, Licensed Product shall not include non-Antibody inhibitors of TNF alpha.

“Local Commercialization Committee” means a committee formed pursuant to Section 5.6.

“Major Territory” means *.

“Milestone Major Territory” means each of United States, Japan, Germany, France, United Kingdom, Italy and Spain.

“Other Indications” means all uses of Collaboration Products in the Field other than in the RA Indication or IBD Indication.

“Other Territories” means all countries in the Territory other than the Major Territories.

“Party” means Pharmacia or Celltech; “Parties” means Pharmacia and Celltech.

“Patent Rights” means all existing patents and patent applications and all patent applications hereafter filed, including any continuations, continuations-in-part, divisions, provisionals or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.

“Pharmacia Know-How” means confidential information and materials, excluding Third Party Know How, which is Controlled by Pharmacia or its Affiliates, whether as of or after the Effective Date, to the extent such is useful or necessary for the manufacture, testing, use or sale of a Licensed Product in the Field, or any component thereof including but not limited to, (i) pharmaceutical, chemical, biological and biochemical products, (ii) technical and non-technical data, and information relating to the results of tests, assays, methods and/or processes, and (iii) drawings, plans, diagrams, specifications and/or other documents containing said information and data. The Pharmacia Know-How shall include the Joint Know-How to the extent Controlled by Pharmacia.

“Pharmacia Patents” means all Patent Rights which are Controlled by Pharmacia or its Affiliates as of or after the Effective Date and which contain claims which would be infringed by the manufacture, use or sale of Licensed Products in the Field, or any component thereof. Pharmacia Patent Rights shall include the Joint Patents to the extent Controlled by Pharmacia.

“Pharmacia Technology” means the Pharmacia Know-How and the Pharmacia Patents.

“Phase I Study” means a clinical study in subjects to evaluate the pharmacokinetic and pharmacodynamic properties, maximum tolerated dose, dosing interval, safety, and absorption, distribution, metabolism and excretion (ADME) of a candidate drug.

“Phase IIA Study” means a dose exploration, dose response, duration of effect, kinetic/dynamic relationship and preliminary efficacy and safety study of a candidate drug in the target patient population.

“Phase IIB Study” means a controlled dose ranging clinical trial to evaluate further the efficacy and safety of a candidate drug in the targeted patient population and to define the optimal dosing regimen.

“Phase IIIA Study” means a controlled clinical trial to confirm with statistical significance the efficacy and safety of the drug in larger, targeted patient populations, performed to obtain Regulatory Approval.

“Phase IIIB Study” means a clinical trial intended to enhance the commercial profile of a product for a non-approved indication and not required or pivotal for Regulatory Approval.

“Phase IV Study” means clinical, preclinical, epidemiological modeling, and pharmacoeconomic studies that are designed to support marketing, publications, or future labeling changes within an approved indication.

“Programme Invention” means all patentable inventions that are conceived or reduced to practice by one or more employees, agents or consultants of Celltech and/or one or more employees, agents or consultants of Pharmacia under this Agreement during the course of the Development of a Collaboration Product.

“RA Indication” means the prevention, treatment or control of rheumatoid arthritis in humans.

“Regulatory Approval” means any and all approvals (including any applicable governmental price and reimbursement approvals), licenses, registrations, or authorizations of any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity necessary for the manufacture, use, storage, import, export, transport, promotion, marketing and sale of a product in a country.

“Regulatory Authority” means any governmental regulatory authority involved in granting Regulatory Approvals of any Collaboration Product, including, without limitation, the FDA.

“Regulatory Scheme” means the United States Federal Food, Drug and Cosmetic Act and the regulations, interpretations and guidelines promulgated under that Act by the FDA or the corresponding regulatory scheme applicable to the Collaboration Product in any country other than the United States, as such statutes, regulations, interpretations and guidelines or corresponding regulatory schemes may be amended from time to time.

“Royalty-Bearing Situation” means Net Sales of a Collaboration Product (i) in the Territory in an Other Indication, (ii) in an Other Territory in the RA Indication, (iii) in an Other Territory in the IBD Indication.

“Shearwater Agreement” means that certain License, Manufacturing and Supply Agreement, dated December 5, 2000, by and between Celltech Chiroscience Limited and Shearwater Corporation (“Shearwater”).

“Significant Pharmaceutical Enterprise” means *.

“Stock Exchange” means the London Stock Exchange, the New York Stock Exchange or any similar exchange upon which the securities of a Party or any of its Affiliates are traded.

“Sublicensee” means a person including an Affiliate of a Party which has been granted sublicense rights pursuant to this Agreement, which rights include at least the rights to make or sell Collaboration Product. Third Parties that are permitted only to distribute and resell finished Collaboration Products or that manufacture or finish Collaboration Products for supply to a Party or its Affiliates are not “Sublicensees.”

“Territory” means all the countries of the world.

“Third Party” means any person or entity other than a Party or any of its Affiliates.

“Third Party Patents” means all Patent Rights, other than the Celltech Owned Patents or Joint Patents, which are Controlled by Celltech or its Affiliates, either as of or following the Effective Date and which contain claims which would be infringed by the manufacture, use or sale of Licensed Products in the Field, or any component thereof, in the absence of this Agreement. The Third Party Patents as of the Execution Date are listed in Schedule A-2.

“Third Party Know-How” means confidential information and materials, excluding Celltech Know-How which is Controlled by Celltech or its Affiliates, whether as of or following the Effective Date, to the extent such is useful or necessary for the manufacture, testing, use or sale of a Licensed Product in the Field, or any component thereof including, but not limited to, (i) pharmaceutical, chemical, biological and biochemical products, (ii) technical and non-technical data, and information relating to the results of tests, assays, methods and/or processes, and (iii) drawings, plans, diagrams, specifications and/or other documents containing said information and data.

“Third Party License Agreement” means all (i) contracts or agreements with Third Parties pursuant to which Celltech or its Affiliates have, either as of or following the Execution Date, obtained Control of any rights under any Third Party Patent, and (ii) all contracts or agreements with Third Parties pursuant to which Pharmacia or its Affiliates have, either as of or following the Effective Date, obtained Control of any rights under any Third Party Patent. Celltech’s Third Party License Agreements existing as of the Execution Date are set forth in Schedule A-3.

“Valid Claim” means a claim of any issued, unexpired Patent Right which has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

Additional Definitions. Each of the following definitions is set forth in the section of this Agreement indicated below:

Definition	Section
Auditing Party	9.9
Blended Rate	9.5(g)
Breach Notice	12.3(a)
Breaching Party	12.3(a)
Celltech	Preamble
Celltech Exclusive Patents	10.5(a)
Celltech Exclusivity Undertaking	2.1(a)
Celltech Indemnified Parties	15.1(a)
Celltech Other Indication	4.11(c)
Code	9.13(f)
Co-Promotion Agreement	17.16
COT Indication Percentage	9.12(a)
Cost of Goods	Exhibit A
Detail	Exhibit A
Detail Cost	Exhibit A
Detail Number	Exhibit A
Direct Sales Force Expense	Exhibit A
Drug Regulatory Expense	Exhibit A
Execution Date	Preamble
Executive Officers	13.1
Existing Third Party License Agreement	9.11(a)
FTE Cost	Exhibit A
FTE Rate	Exhibit A
Global Development Plan	4.1
IBD Co-Promotion Option	5.15
ICD	9.5(a)
Indemnified Party	15.2
Indemnifying Party	15.2
Independent Development Approval	4.11(b)
Indication Percentage	Exhibit A
Indirect Expense	Exhibit A
Indirect License Fees	Exhibit A
Indirect Marketing Expense	Exhibit A
Indirect Medical Affairs Expense	Exhibit A

Indirect Promotion Expense	Exhibit A
Insurance Expense	Exhibit A
Lead Party	4.2
License Fees	Exhibit A
Life Cycle Management Expense	Exhibit A
Local Commercialization Budget	5.6(b)(iii)
Local Commercialization Plan	5.6(b)(I)
Major Territory Commercialization Expense	Exhibit A
Major Territory License Fees	Exhibit A
Major Territory Medical Affairs Expense	Exhibit A
Major Territory Percentage	Exhibit A
Major Territory RA or IBD Marketing Expense	Exhibit A
Major Territory RA or IBD Promotion Expense	Exhibit A
Marketing Expense	Exhibit A
Medical Affairs Expense	Exhibit A
Medical Affairs Supply Cost	Exhibit A
Milestone Event	8.3
MRC Agreement	14.4(h)
New Third Party License Agreement	9.11(b)
Non-Breaching Party	12.3(a)
Non-Prosecuting Party	10.5(e)
Other Expense	Exhibit A
Pharmacia Exclusive Patents	10.5(d)
Pharmacia Exclusivity Undertaking	2.1(b)
Pharmacia Indemnified Parties	15.1(b)
Pharmacia	Preamble
Product Claims	Exhibit A
Product Contribution	Exhibit A
Product Marks	10.3
Promotion Expense	Exhibit A
Publishing Party	11.5
RA Co-Promotion Option	5.14
Recall	5.22
Reimbursement Amount	12.8(a)
Promotion Expense	Exhibit A
Representative	Exhibit A
Responsible Party	10.10(a)
Reviewing Party	11.5
Shearwater	Article 1
Termination Notice Date	12.7(e)
The Local Promotional Materials	5.8(a)

ARTICLE 2

SCOPE OF RELATIONSHIP AND GRANT OF RIGHTS

2.1)	Scope of Relationship and Grant of Rights.

a)	Celltech hereby grants to Pharmacia a right and license during the term of this Agreement under the Celltech Technology, to develop, make, have made, use, offer for sale, sell, have sold, import and export Licensed Products for use in the Field in the Territory. For Celltech Technology as of the Execution Date, the licenses to Pharmacia are licensed either on a non-exclusive or exclusive basis as set out on a patent-by-patent basis in Schedules A-1 and A-2 to this Agreement. For the avoidance of doubt, and to the extent applicable, Celltech

i)	has already licensed the Celltech Owned Patents and Third Party Patents ref PA47, PA254 and the Genentech, Inc. (“Genentech”) licensed patents known as “Cabilly” to Centocor for its anti-TNF (alpha) products,

ii)	is free to grant licenses to Third Parties under the Celltech Technology for products other than Licensed Products; and

iii)	is free to grant licenses to Third Parties under the Celltech Technology for use of CDP-571 solely outside of the Field.

Celltech undertakes to Pharmacia that (save as provided in Section 2.3 below) it shall not, and shall procure that its Affiliates shall not, use, or authorize any other person to use, any of the Celltech Technology, to develop, make, have made, use, offer for sale, sell, have sold, import or export Licensed Products for use in the Field in the Territory (the “Celltech Exclusivity Undertaking”). Notwithstanding any provisions of this Agreement to the contrary, in the event of a change in control of Celltech or its Affiliates following the Effective Date, or in the event that Celltech or its Affiliates acquire a Third Party following the Effective Date, the Celltech Technology shall not include any Patent Rights or Know-How owned or Controlled by such Third Party.

b)

Pharmacia hereby grants to Celltech a license during the term of this Agreement under the Pharmacia Patents, Pharmacia Know-How and Joint Technology to Develop, use and promote Licensed Products for use in the Field in the Major Territories in order to comply with its obligations and exercise its rights under this Agreement. Pharmacia undertakes to Celltech that (save as provided in Section 2.4) it shall not, and shall procure that its Affiliates shall not, use, or authorize any other person to use, any of the Pharmacia Patents, Pharmacia Know-How or Joint Technology to develop, make, have made, use, offer for sale, sell, have sold, import or export Licensed Products for use in the Field except pursuant to this Agreement (the “Pharmacia Exclusivity Undertaking”).

Notwithstanding any provisions of this Agreement to the contrary, in the event of a change in control of Pharmacia or its Affiliates following the Effective Date, or in the event that Pharmacia or its Affiliates acquire a Third Party following the Effective Date, the Pharmacia Technology shall not include any Patent Rights or Know-How owned or Controlled by such Third Party.

c)	Each Party shall be free to use and exploit (which shall include the right to grant licenses under) the Joint Technology for any purpose other than to develop, make, have made, use, offer for sale, sell, have sold, import or export Licensed Products for use in the Field, without any duty of accounting to the other Party.

d)	For purposes of this Section 2.1, change of control as to either Party or its Affiliate, as applicable, means *. For the avoidance of doubt, any transaction involving an Affiliate whereby Celltech Group plc or Pharmacia Corporation, as applicable, continues to hold, directly or indirectly, at least fifty percent (50%) of the voting power for such Affiliate, shall not be a change of control of such Affiliate.

2.2)	Sublicense Rights.

a)	Subject to the provisions of Section 2.2(b), Pharmacia shall be entitled to grant sublicenses under the Commercial License in the RA Indication.

b)	With respect to any Major Territory in which Celltech has the right to exercise or has exercised its RA Co-Promotion Option, Pharmacia may not grant sublicenses in the RA Indication in such Major Territory without the prior written consent of Celltech, such consent not to be unreasonably withheld or delayed.

c)	Pharmacia shall be entitled to grant sublicenses under the Commercial License in the IBD Indication; provided, however, that Pharmacia may not grant sublicenses in the Major Territories in the IBD Indication without the prior written consent of Celltech.

d)	Pharmacia shall be entitled to grant sublicenses under the Commercial License in the Other Indications; provided, however, that Pharmacia may not grant sublicenses in any Celltech Other Indication without the prior written consent of Celltech.

e)	Each Party shall be entitled to grant sublicenses of its rights under this Agreement to its Affiliates.

Each sublicense granted by a Party pursuant to this Section 2.2 shall be subject and subordinate to the terms and conditions of this Agreement and shall contain terms and conditions similar to those in this Agreement including, inter alia, the following provisions: (i) the sublicense shall be assignable to the other Party as provided in Article 12, but otherwise shall expire automatically on the termination of the licenses granted under this Agreement; (ii) the sublicense shall not be assignable otherwise, in whole or in part; (iii) the Sublicensee shall not grant further sublicenses without the prior written consent of the parties; and (iv) both during the term of the sublicense and thereafter the Sublicensee shall be bound by a confidentiality obligation similar to that imposed on the licensor in Article 11.

f)	Each party shall at all times be responsible for the performance of its Sublicensees under this Agreement.

2.3) Celltech Reserved Rights. Notwithstanding the rights granted under Section 2.1, Celltech at all times reserves the rights under the Celltech Technology (a) to make, have made and use Licensed Products for internal research and development purposes, (b) to use, market and promote Collaboration Products in the Major Territories in accordance with the provisions of this Agreement, (c) to Develop, make, have made, use, offer for sale, sell, have sold, import and export products other than Licensed Products, and (d) to grant licenses to Third Parties under Section 2.3(c). In addition, on a Licensed Product-by-Licensed Product basis, the Commercial Licenses and the Celltech Exclusivity Undertaking shall, in each country comprising the European Union, automatically convert into a non-exclusive license on the later of:

i)	expiry of the last to expire of the Celltech Owned Patents or Joint Patents in that country; or

ii)	in the case of a Licensed Product that is a Collaborative Product, ten (10) years after First Commercial Sale of that Collaboration Product in any part of the European Union.

2.4) Pharmacia Reserved Rights. Notwithstanding the rights granted under Section 2.1, Pharmacia at all times reserves the rights under the Pharmacia Patents, Pharmacia Know-How, the Joint Patents and Joint Know-How (a) to Develop, make, have made, use, offer for sale, sell, have sold, import and export Collaboration Products in the Field pursuant to this Agreement (subject to Celltech’s rights under this Agreement); (b) to Develop, make, have made, use, offer for sale, sell, have sold, import and export products other than Licensed Products, and (c) to grant licenses to Third Parties for the foregoing purposes. In addition, on a Licensed Product-by-Licensed Product basis the Collaboration License and the Pharmacia Exclusivity Undertaking shall, in each country comprising the European Union, automatically convert into a non-exclusive license on the later of:

i)	expiry of the last to expire of the Pharmacia Patents or Joint Patents in that country; or

ii)	in the case of a Licensed Product that is a Collaboration Product, ten (10) years after First Commercial Sale of that Collaboration Product in any part of the European Union.

2.5) Section 365(n) of the Bankruptcy Code. All rights and licenses granted under or pursuant to any section of this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code. Each party shall retain and may fully exercise all of their respective rights and elections under the Bankruptcy Code or equivalent legislation in any other jurisdiction. Upon the bankruptcy of either party, the other party shall further be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property, and such, if not already in its possession, shall be promptly delivered to the other party, unless the party that is in bankruptcy elects to continue, and continues, to perform all of its obligations under this Agreement.

ARTICLE 3

COLLABORATION COMMITTEE

3.1)	Collaboration Committee.

a)	Formation. As soon as practicable following the Effective Date, the Parties shall establish a Collaboration Committee to oversee the selection, Development and Commercialization of all Collaboration Products. The Collaboration Committee shall be comprised of an equal number (not more than four) of Celltech and Pharmacia representatives and shall include senior officers or managers from the commercial, clinical development, regulatory and manufacturing groups of each Party, with each Party having one vote. The Collaboration Committee shall follow the organizational and meeting procedures set forth in Section 3.3.

b)	Subteams. From time to time, the Collaboration Committee may appoint such working groups or sub-teams as it may deem appropriate to establish to resolve specific issues. Any such working groups or sub-team shall be constituted and shall have such responsibilities as the Collaboration Committee shall deem appropriate.

3.2) Collaboration Committee Responsibilities. The Collaboration Committee shall be responsible for:

a)	determining which Licensed Products will be Developed and Commercialized as Collaboration Products (subject to Section 4.14);

b)	overseeing the Development of all Collaboration Products to ensure their marketability and approvability;

c)

approving target product profiles for Collaboration Products (including indications for which the Collaboration Products will be Developed and Commercialized, key labeling claims required for commercial success of the product given the competitive environment, and any other key product features and benefits which will be used to develop or support a promotional message for the product);

d)	reviewing and approving the Global Development Plan for each Collaboration Product, and any updates thereto;

e)	reviewing and approving the budgets for Development Costs for each Contract Year based on the activities to be conducted under the Global Development Plan;

f)	approving protocols submitted by Pharmacia or, in the case of the IBD Indication or a Celltech Other Indication, Celltech for pre-clinical studies and Phase I Studies, Phase IIA Studies, Phase IIB Studies, and Phase IIIA Studies related to Development of Collaboration Products;

g)	facilitating the exchange of all data, information, material or results relating to the Development of Collaboration Products;

h)	establishing the global strategy for the Commercialization of each Collaboration Product and for maintaining global oversight of the Commercialization process;

i)	reviewing and approving the Global Commercialization Plan for the Collaboration Products, as well as updating such plans on an annual basis to reflect materially changed circumstances;

j)	ensuring that each Collaboration Product is being Developed and Commercialized in a manner that is in the best interest of the product on a global basis, as well as to ensure that any Development or Commercialization activities outside of the RA Indication do not adversely impact the RA Indication (other than in a minor manner); and

k)	approving the annual budgets for Commercialization activities set forth in the Global Commercialization Plan, and monitoring the Parties’ compliance with such budgets (subject to the provisions of Section 5.12).

3.3)	Decision Making; Administrative Matters.

a)

Decision Making. All decisions of the Collaboration Committee shall be made by the unanimous decision of Celltech and Pharmacia (subject to Section 3.3(b)), with the representatives of each Party who are members of the Collaboration Committee collectively having one vote in any matter requiring the approval of the Collaboration Committee. The Parties agree that all decisions regarding the Development or Commercialization of a Collaboration Product will be made in the best interest of the product on a global basis, provided that Development or Commercialization of Collaboration Products outside of the RA Indication must not adversely affect the RA Indication (other than in a minor manner).

b)	Dispute Resolution. If the Collaboration Committee is unable to reach unanimous agreement on any issue within its purview relating to Development or Commercialization of Collaboration Products, such issue shall promptly be referred to the Executive Officers for resolution in accordance with the provisions of Section 13.1. The Parties agree to accelerate reasonably the dispute resolution process, as may be required, to meet deadlines imposed by Third Parties (e.g., deadlines for responses imposed by Regulatory Authorities) or as otherwise needed to respond to competition in the market, provided, however, that the foregoing shall not permit a party to eliminate any steps set forth in Section 13.1.

c)	Administrative Matters. Pharmacia shall appoint a chairperson of the Collaboration Committee from among its members. The chairperson shall be responsible for calling meetings of the Collaboration Committee and for leading the meetings. A Collaboration Committee member of the Party hosting a meeting of the Collaboration Committee shall serve as secretary of that meeting. The secretary of the meeting shall prepare and distribute to all members of the Collaboration Committee minutes of the meeting within 10 Business Days following each meeting. Such minutes shall provide a description in reasonable detail of the discussions had at the meeting and a list of any actions, decisions or determinations approved by the Collaboration Committee. Minutes of each Collaboration Committee meeting shall be approved or disapproved, and revised as necessary, at the next meeting. Final minutes of each meeting shall be distributed to the members of the Collaboration Committee by the chairperson.

d)	Meetings. The Collaboration Committee shall meet at least quarterly per Contract Year. Such meetings shall alternate between Pharmacia and Celltech locations and be held at such times as are mutually agreed upon by the Collaboration Committee and shall be conducted in person. By approval of the chairperson, such approval not to be unreasonably withheld, representatives may participate in any meeting of the Collaboration Committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

e)

Attendance at Meetings. If a Party’s representative is unable to attend a meeting, such Party shall designate an alternate representative to attend such meeting in place of the absent representative. In addition, each Party may, at its discretion, invite additional employees, and, with the consent of the other Party, consultants or scientific advisors, to attend the meetings of the Collaboration Committee.

ARTICLE 4

DEVELOPMENT OF COLLABORATION PRODUCTS

4.1) Collaboration Regarding Development. Following the Effective Date, the Parties shall collaborate in the Development of the Collaboration Products for use in the Field in the manner contemplated in this Agreement. Each Party shall reasonably cooperate with the other Party in order to enable the other Party to discharge its obligations under this Agreement and each Party shall use commercially reasonable and diligent efforts to complete the development of Collaboration Products, and file for and obtain Regulatory Approvals for and bring to market Collaboration Products for use in the Field and in the Territory to the same extent it would for one of its own products of similar market and profit potential, all in accordance with its responsibilities as set out in the Global Development Plan adopted pursuant to Section 4.3.

4.2) Designation of Lead Party for an Indication. With respect to any indication that the Collaboration Committee elects to pursue for a Collaboration Product, the Collaboration Committee shall designate one of the Parties to serve as the lead Party for such indication (the “Lead Party”); provided, however, unless the Collaboration Committee shall agree otherwise:

i)	Pharmacia shall be the Lead Party for the RA Indication and the Other Indications; and

ii)	Celltech shall be the Lead Party for the IBD Indication.

Subject to the general oversight of the Collaboration Committee, the Lead Party shall be responsible for performing all pre-clinical and clinical development of the Collaboration Product that is required in order to obtain Regulatory Approval for the product in such indication. The Lead Party shall perform all such activities in accordance with the INDs for the Collaboration Products and the Global Development Plan. Without limiting the generality of the foregoing, the Lead Party shall be responsible for:

(a)	proposing the Development strategy for the indication for review and approval of the Collaboration Committee;

(b)	developing protocols for clinical studies in the indication and submitting the same to the Collaboration Committee for approval;

(c)	conducting any pre-clinical and clinical studies included in the Global Development Plan for the indication.

It is understood that in fulfilling its obligations as the Lead Party for a particular indication, a Party shall be free to fulfil its obligations within its existing organizational structure. Representatives from the non-Lead Party shall be entitled to attend, on an observer basis, meetings of the Lead Party’s internal working groups responsible for the development of the Collaboration Product in the applicable indication.

4.3) Global Development Plan. For each Collaboration Product, the Collaboration Committee shall adopt a Global Development Plan which outlines the overall strategy and plan for the Development of the Collaboration Product. Each Global Development Plan shall identify the specific indications for which the Collaboration Product will be Developed and shall, on an indication-by-indication basis:

i)	identify all major Development tasks remaining to be accomplished prior to submission of filings for Regulatory Approvals;

ii)	identify key Development objectives, expected associated resources, risk factors, timelines, Go/No Go decision points and relevant decision criteria and, where appropriate, decision trees;

iii)	indicate how resources are expected to be provided by both Parties to support the Development for such indication; and

iv)	include a reasonably detailed description and budget for the Development activities that are expected to be performed by the Parties for the forthcoming Contract Year under the Global Development Plan.

All Development of Collaboration Products shall be conducted by the Parties in accordance with the Global Development Plans.

Attached hereto as Schedule A-4 is the initial Global Development Plan which provides an outline of the major Development activities expected to be undertaken during the initial twelve month period following the Effective Date. No later than sixty (60) days following the Effective Date, the Parties shall submit the initial Global Development Plan to the Collaboration Committee for review and approval. The Global Development Plan shall be updated on a regular basis, no less often than semi-annually.

4.4)	Development Activities.

a)	The Parties shall use commercially reasonable and diligent efforts to conduct the Development activities assigned to them by the Collaboration Committee in accordance with the Global Development Plan as it may be amended from time to time.

b)	Each Party agrees to conduct Development activities under this Agreement in compliance with all Laws that are applicable to the particular stage of Development of the Collaboration Product, including without limitation, GLPs, GCPs and GMPs.

c)	Pharmacia shall own all data generated pursuant to the Global Development Plan, including all data accumulated from all clinical trials, of each Collaboration Product for the RA Indication and all Other Indications except for Celltech Other Indications. Celltech shall own all data generated pursuant to the Global Development Plan, including all data accumulated from all clinical trials, of each Collaboration Product for the IBD Indication and the Celltech Other Indications. Each Party shall be entitled to have access during regular business hours and upon reasonable advance notice to data owned or maintained by the other Party (including the database referred to below and any information collected pursuant to Section 5.20); provided that each Party shall only use such data to the extent necessary to fulfill its obligations or exercise its rights under this Agreement. Each Party shall disclose to the other Party all material information relating to any Collaboration Product promptly after it is learned or its materiality is appreciated. Pharmacia shall maintain the database of clinical trial data accumulated from clinical trials of all Collaboration Products, all safety data, and of adverse reaction information for all Collaboration Products during Development or Commercialization. Each Party shall also keep the Collaboration Committee informed as to its progress in the Global Development Plan.

4.5) Development Costs. Development Costs for all Collaboration Products shall be provided for in a budget to be included in the Global Development Plan, and shall be shared on an indication-by-indication basis pursuant to Section 4.10 as follows:

a)	RA Indication. *.

b)	IBD Indication. *.

c)	Other Indications. *.

d)

Ongoing Studies. For any pre-clinical or clinical study initiated prior to the Execution Date and set forth on Schedule 4.5, all costs of such study incurred after the Execution Date shall be shared by Pharmacia less the amount paid by Pharmacia to Celltech pursuant to Section 8.2(b), and Celltech as set forth on Schedule 4.5, and Pharmacia’s portion of such costs (including the amount paid by Pharmacia to Celltech pursuant to Section 8.2(b)) shall be considered Development Costs related to the RA Indication and *. For any additional costs incurred as a result of changes to the design or nature of such studies following the Execution Date, such additional costs shall be considered Development Costs under this Agreement. For any pre-clinical or clinical study initiated prior to the

Execution Date which is not set forth on Schedule 4.5, all costs of such study shall be the sole responsibility of Celltech.

4.6) Development Budget. The budgets set forth in each Global Development Plan shall estimate, on an indication by indication basis, the Development Costs required to complete the Development of the Collaboration Product. The budgets for Development Costs for the current and next succeeding calendar years shall be specified in more detail for each indication and shall be in a format to be agreed by the Parties. The budgets shall be updated at least once annually on a timeline that meets the budget planning requirements of both Parties. The Collaboration Committee shall monitor on a periodic basis actual Development costs versus the budget and take actions as reasonably necessary to remedy material discrepancies.

4.7) Manufacturing Transition. As soon as practicable following the Effective Date, the Parties shall meet to develop a detailed plan regarding the transition of manufacturing responsibilities from Celltech to Pharmacia. The Parties shall use all reasonable and diligent efforts to cooperate with each other to ensure a smooth transition of manufacturing to Pharmacia. *.

4.8) Right to Audit. Each Party shall use commercially reasonable efforts to ensure that the other Party’s authorized representatives, and shall ensure that Regulatory Authorities to the extent permitted by Law, may, during regular business hours, (a) examine and inspect the facilities of any subcontractor or any investigator site used by it in the performance of Development of a Collaboration Product, and (b) inspect and copy all data, documentation and work products relating to the activities performed by the subcontractor or investigator site, including, without limitation, the medical records of any patient participating in any clinical study. This right to inspect and copy all data, documentation, and work products relating to a Collaboration Product shall survive the completion of the study for a period of fifteen (15) years after the study is completed, or such longer period as shall be required by Law. It is understood that a Party’s right to inspect and copy any data, documentation and work products pursuant to this Section 4.8 is not intended to grant such Party any additional ownership or use rights beyond those set forth in Sections 2.1 or 4.4(c) except as expressly set forth in this Agreement.

4.9)	Access to Facilities.

a)	A Party shall be entitled to have access during regular business hours and upon reasonable advance notice, at such Party’s own expense, to the other Party’s and its Affiliates’ records and facilities relating to the Development of Collaboration Products for the purpose of monitoring compliance with Good Clinical Practice and Good Laboratory Practice and other applicable requirements of the Regulatory Scheme.

b)	In all agreements with Third Parties or Affiliates involving the development of pre-clinical or clinical data for any Collaboration Product, Pharmacia and Celltech shall require that such Third Parties and Affiliates provide it with access to all such data, to the extent such data is required to be obtained from such Third Parties with respect to Regulatory Approvals.

c)	On request, the Parties shall cause their appropriate employees and consultants working on the Global Development Plan to be available for meetings at the location of the facilities where such employees and consultants are employed at times reasonably convenient to the Party responding to such request.

4.10)	Quarterly Reconciliation of Development Costs.

a)	Within forty-five (45) days following the end of each calendar quarter, Pharmacia shall submit to Celltech a written report setting forth in reasonable detail, separately with respect to each indication for each Collaboration Product, to the extent made or incurred by Pharmacia its Development Costs for the calendar quarter.

b)	Within forty-five (45) days following the end of each calendar quarter, Celltech shall submit to Pharmacia a written report setting forth in reasonable detail, separately with respect to each indication for Collaboration Product, to the extent made or incurred by Celltech its Development Costs for the calendar quarter.

c)	Within sixty (60) days following the end of each calendar quarter, Pharmacia shall submit to Celltech a written report setting forth in reasonable detail the calculation of all Development Costs for each indication for all Collaboration Products, and the calculation of any net amount owed by Celltech to Pharmacia or by Pharmacia to Celltech, as the case may be, in order to ensure the appropriate sharing of Development Costs in accordance with the provisions of Section 4.5. The net amount payable shall be paid by Pharmacia or Celltech, as the case may be, within fifteen (15) days after receipt of such written report, without regard to any dispute as to the amounts under this Section 4.10(d); provided, that, in the event of a dispute, the disputing Party shall provide written notice within thirty (30) days after receipt of the written report in question, specifying such dispute and explaining the basis of the dispute. The Parties shall promptly thereafter meet and negotiate in good faith a resolution to such dispute. In the event that the Parties are unable to resolve such dispute within sixty (60) days after notice by the disputing Party, the matter shall be resolved in a manner consistent with the procedures set forth in Article 13 and is not subject to either Party’s casting vote, and interest shall be payable on any additional amounts determined to be due in the same manner as provided for in Section 9.13(d).

d)

At least ten (10) days prior to the end of each calendar quarter, Celltech shall submit to Pharmacia reasonable estimates of variances from the budget for its Development Costs for the quarter and Pharmacia shall submit to Celltech reasonable estimates of variances from the budget for its Development Costs for the quarter, in order to allow the Parties to comply with internal reporting requirements.

4.11) Pursuit of Other Indications by Celltech. At any time Pharmacia may, and any time following two (2) years after the Effective Date Celltech may, make a written proposal to the Collaboration Committee regarding the Development of a Collaboration Product for an Other Indication. Such proposal shall include (i) any data and other information in its possession which may be relevant to the use of the Collaboration Product in the proposed indication, (ii) a reasonably detailed outline of the major development activities required to obtain Regulatory Approval for such indication in the Major Territories, including a timeline for performing such activities, (iii) an estimated budget for the expected Development Costs for the indication, (iv) an appropriate market analysis of the indication (including market size, competitive analysis, etc.), and (v) preliminary sales forecasts for the Collaboration Product in such proposed indication. Thereafter, the Collaboration Committee shall meet in order to review such proposal.

a)	*

b)	*.

c)	*.

d)	For clarity, any Celltech Other Indication added pursuant to this Section 4.11, shall, except as set forth in Section 4.11(c), be treated as any other Other Indication for all purposes of this Agreement. Without limiting the generality of the foregoing, the Development and Commercialization of the Collaboration Product in such Celltech Other Indication shall be subject to the oversight of the Collaboration Committee and the Joint Commercialization Committee.

4.12) Pharmacia’s Evaluation of the CHF Indication. Following the Effective Date, Pharmacia agrees to use commercially reasonable and diligent efforts to evaluate the feasibility of Developing CDP-870 for the CHF Indication. Such efforts shall include monitoring the competitive situation, conducting a preliminary market assessment, and a review of existing data generated by Celltech (if any), and such other evaluation activities as shall be reasonably necessary to enable Pharmacia to assess the potential viability of such product in such indication by no later than December 31, 2002.

4.13) Use of Subcontractors. In the event a Party performs one or more of its obligations regarding the Development of a Collaboration Product through the use of a subcontractor, then such Party shall at all times be responsible for the performance of such subcontractor. Each Party shall consult with the other Party prior to engaging a subcontractor to perform significant Development services.

4.14) Development of CDP-571. The Parties agree that any Development of CDP-571 in the Field requires the mutual written consent of both Parties.

ARTICLE 5

COMMERCIALIZATION OF COLLABORATION PRODUCTS

5.1) Responsibility for Commercialization of Collaboration Products. Pharmacia will, subject to the provisions of Sections 4.11, 5.13 and 5.14, be solely responsible for all Commercialization of Collaboration Products in the Territory, subject to the oversight of the Collaboration Committee and the Joint Commercialization Committee. Such activities with respect to the RA Indication and Other Indications (excluding any Celltech Other Indications) shall include without limitation the Commercialization activities set forth in Section 5.13. Without limiting the generality of the foregoing, Pharmacia shall have the sole right and responsibility to manufacture for commercial sale, label, distribute and sell the Collaboration Products throughout the Territory and to establish and modify the terms and conditions with respect to the sale of the Collaboration Products, including, without limitation, the price or prices at which the Collaboration Products will be sold, any discount applicable to payments or receivables, and the like. Unless the parties agree otherwise, all Collaboration Products shall be sold by Pharmacia across all indications as a single brand under a single Product Mark owned by Pharmacia. The Parties shall use commercially reasonable efforts to conduct Commercialization activities assigned to them by the Collaboration Committee or the Joint Commercialization Committee in accordance with the Global Commercialization Plan. Pharmacia shall use commercially reasonable and diligent efforts to Commercialize each Collaboration Product in the Major Territories to meet the marketing and distribution goals set forth in the Commercialization Plan for such Collaboration Product. Celltech shall use commercially reasonable and diligent efforts to market and promote each Collaboration Product in the Major Territories in the IBD Indication to meet the marketing and distribution goals set forth in the Commercialization Plan for such Collaboration Product in the IBD Indication. Under this Article 5, commercially reasonable and diligent efforts shall be deemed to be the same efforts which such Party would deploy for one of its own products of similar market and profit potential.

5.2)	Joint Commercialization Committee.

a)	Formation. No later than 12 months prior to the filing of the first BLA for a Collaboration Product, the Parties shall establish a Joint Commercialization Committee to facilitate the Commercialization of Collaboration Products on a global basis within the parameters established by the Collaboration Committee (i.e., within the Commercialization strategy, target product profile, etc. established by the Collaboration Committee). The Joint Commercialization Committee shall be comprised of an equal number of Celltech and Pharmacia representatives (not to exceed four), with each Party having one vote. In addition, the Joint Commercialization Committee shall appoint a Chairperson and otherwise follow the organizational and meeting procedures set forth in Article 3 with respect to the Collaboration Committee.

b)	Subteams. From time to time, the Joint Commercialization Committee may appoint such working groups or subteams as it may deem appropriate to establish. Any such working groups or subteams shall have such responsibility and be structured and operated in such manner as the Joint Commercialization Committee deems appropriate.

5.3) Joint Commercialization Committee Responsibilities. To the extent permitted by applicable Law, the Joint Commercialization Committee will facilitate the Commercialization of Collaboration Products on a global basis within the parameters established by the Collaboration Committee (i.e, within the Commercialization strategy, target product profile, etc. established by the Collaboration Committee), including, among other things:

a)	addressing strategic and tactical issues that are not specific to a particular indication (e.g., branding, product positioning, etc.)

b)	reviewing and approving the core promotional materials for the Collaboration Products submitted by Pharmacia or, in the case of the IBD Indication, by Celltech;

c)	developing and submitting to the Collaboration Committee for approval annual budgets for non-territory specific Commercialization activities set forth in the Global Commercialization Plans; and

d)	establishing procedures for the collection, sharing and reporting of adverse event information related to the Collaboration Products.

5.4) Decision Making. All decisions of the Joint Commercialization Committee shall, to the extent permitted by applicable Law, be made by the unanimous decision of Celltech and Pharmacia (subject to Section 5.5), with the representatives of each Party who are members of the Joint Commercialization Committee collectively having one vote in any matter requiring the approval of the Collaboration Committee. The Parties agree that all decisions regarding the Commercialization of a Collaboration Product will be made in the best interest of the product on a global basis and that Commercialization of Collaboration Products outside of the RA Indication must not adversely affect the RA Indication other than in a minor manner.

5.5) Dispute Resolution. If the Joint Commercialization Committee is unable to reach unanimous agreement on any issue within its purview relating to the Commercialization of Collaboration Products, such issue shall be promptly submitted to the Collaboration Committee for resolution. If the Collaboration Committee is unable to resolve such dispute within ten Business Days of submission in writing to the Collaboration Committee, such issue shall be referred to the Executive Officers for resolution in accordance with Article 13.

5.6) Local Commercialization Committees.

a)

Establishment of Local Commercialization Committees. In addition to any working groups or sub-committees established pursuant to Section 5.2(b), the Parties shall form a Local Commercialization Committee to facilitate the Commercialization of Collaboration Products within the parameters established by the Collaboration Committee (i.e., within the Commercialization strategy, target product profile, etc. established by the Collaboration Committee) in each Major Territory in which Celltech is marketing or promoting the Collaboration Product pursuant to this Agreement.

b)	Role of The Local Commercialization Committees. To the extent permitted by applicable Law, the Local Commercialization Committees shall, among other things,

i)	prepare and approve the Commercialization Plan for the Collaboration Product in the applicable Major Territory (the “Local Commercialization Plan”), such plan to be consistent with the Global Commercialization Plan;

ii)	develop and discuss strategies which are not indication specific for the Commercialization of the Collaboration Products in the applicable Major Territory, including (i) contracting strategies and procedures, and (ii) defining the initial customer group or target group to be covered, including without limitation, the identification and promotional targeting of key opinion leaders, physician groups, hospitals and regional buying groups, including managed care organizations and governmental and government-affiliated buyers;

iii)	prepare and approve the budget for Major Territory Commercialization Expense and Major Territory License Fees for the Collaboration Product in the applicable Major Territory based on the Local Commercialization Plan for such country (the “Local Commercialization Budget”); and

iv)	review on a quarterly basis progress of (i) the current Local Commercialization Plan, (ii) Major Territory Commercialization Expense and Major Territory License Fees for the applicable Major Territory against the budget for such expenses in the applicable calendar year (in accordance with the provisions of Section 5.12(c)), (iii) Collaboration Product sales in the Major Territory against the forecast included in the current Local Commercialization Plan, and (iv) any Phase IIIB Studies, Phase IV Studies and investigator-initiated studies conducted in connection with the Commercialization in the Major Territory.

5.7) Local Commercialization Plans. Each Local Commercialization Plan shall ensure consistency with the Global Commercialization Plan and shall stipulate the way in which the Collaboration Product is to be marketed, promoted and detailed in the applicable Major Territory during the applicable Contract Year to which the plan relates and shall include, inter alia: (a) the number, type and position of Details to be performed and strategies relating to such detailing activity, (b) contracting strategies and procedures to be followed by the Parties relating to Commercialization in the Major Territory, (c) other advertising and promotional activity to be undertaken in the Major Territory, (d) any training or sampling programs to be conducted in the Major Territory, (e) disease management programs to be conducted in the Major Territory, (f) medical education programs to be conducted in the Major Territory, (g) public relations activities to be conducted in the Major Territory, (h) local clinical study programs; (i) consideration of opinion leader views; and (j) such other activities as may be requested by the Collaboration Committee or Joint Commercialization Committee to be performed by the Local Commercialization Committee. The Local Commercialization Plan shall not address sales force incentives or compensation, and each Party shall have sole authority and responsibility for designing and executing any such program for its sales force.

5.8)	Review and Approval of Promotional Materials.

a)	Pharmacia and, in the case of the IBD Indication or a Celltech Other Indication in the Major Territory, Celltech, shall be responsible for creating and developing advertising, promotional, educational and communication materials for marketing, advertising and promotion of the Collaboration Products which are intended for distribution in the applicable part of the Territory to Third Parties (including medical professionals) and to the Parties’ respective sales forces, all in accordance with the terms of the Local Commercialization Plan (the “The Local Promotional Materials”); provided, however, it is understood that all Local Promotional Materials shall be consistent with the Global Commercialization Plan and any core promotional materials approved by the Joint Commercialization Committee. Each Local Commercialization Committee shall be responsible for establishing procedures for the review and approval of the Local Promotional Materials applicable to its part of the Major Territory.

b)	Neither Party shall produce (other than as concepts for consideration by the Joint Commercialization Committee or Local Commercialization Committees), distribute or otherwise use any promotional or communications material or any label or labeling relating to the Collaboration Products which has not been approved in accordance with the procedures established by the applicable Local Commercialization Committee pursuant to this Section 5.8.

5.9) Local Commercialization Committee Decision Making. All decisions of each Local Commercialization Committee shall, to the extent permitted by applicable Law, be made by the unanimous decision of Pharmacia and Celltech and shall not be inconsistent with the Global Commercialization Plan. The objective of each Local Commercialization Committee shall be to reach consensus on all matters falling within its authority hereunder, when feasible, with the goal of realizing the best overall commercial potential of the applicable Collaboration Product on a global basis. In the event that a Local Commercialization Committee is unable to reach a unanimous decision with respect to any proposed action requiring its vote, the issue shall be referred for resolution to the respective President of each Party’s local market company in the Major Territory. *.

5.10) Commercialization Strategy and Decision Making. Notwithstanding anything to the contrary in Article 3 or in this Article 5, in the event that the Parties are precluded by applicable Law from jointly establishing Commercialization strategy or making Commercialization decisions pursuant to Article 3 or this Article 5 in any Major Territory, then Pharmacia shall have the right to establish such strategy and make such decisions.

5.11) Global Commercialization Plan. On an annual basis, the Collaboration Committee shall approve a Global Commercialization Plan which outlines the overall strategy and plan for the Commercialization of each Collaboration Product. The portion of the Global Commercialization Plan for Collaboration Products for the RA Indication and any Other Indications (excluding any Celltech Other Indication) shall be prepared by Pharmacia and the portion of the Global Commercialization Plan for a Collaboration Product for the IBD Indication and Celltech Other Indication shall be prepared by Celltech. The Global Commercialization Plan shall be in accordance with customary standards for a product of comparable market potential. The Global Commercialization Plan shall be updated as deemed necessary but at least annually by the Parties, in consultation with each other, and submitted for review and approval to the Collaboration Committee. The initial Global Commercialization Plan shall be adopted by the Collaboration Committee no later than December 31, 2002.

5.12)	Commercialization Expense and Budget.

a)	Expenses related to Commercialization of Collaboration Products shall be provided for in a budget to be included in the Global Commercialization Plan and the Local Commercialization Plans.

b)	The budget set forth in each Global Commercialization Plan shall set forth the Indirect Marketing Expense, Indirect Promotion Expense, Indirect Medical Affairs Expense and Indirect License Fees budgeted to be incurred by each Party during each Contract Year. The budget set forth in each Local Commercialization Plan shall set forth the Major Territory RA or IBD Marketing Expense, Major Territory RA or IBD Promotion Expense, Major Territory Medical Affairs Expense, Field Force Expense and Major Territory License Fees budgeted to be incurred by each Party during each Contract Year.

c)

The Joint Commercialization Committee shall review on a quarterly basis the Indirect Marketing Expense, Indirect Promotion Expense, Indirect Medical Affairs Expense and Indirect License Fees against the budget for such expenses in the applicable calendar year. If in the course of its quarterly review of Indirect Marketing Expense, Indirect Promotion Expense, Indirect Medical Affairs Expense and Indirect License Fees, the Joint Commercialization Committee should determine for any Collaboration Product that the actual amounts incurred for Global Marketing Expense, Global Medical Expense or Global License Fees are, in the aggregate, likely to be greater than one hundred ten percent (110%) of the amount budgeted, the Collaboration Committee shall review the reasons for such potential overrun and determine whether such overrun is appropriate. If the Joint Commercialization Committee determines that such overrun is appropriate, the Joint Commercialization Committee shall submit to the Collaboration Committee for approval a revised Global Commercialization Budget so that no overrun is expected. If the Joint Commercialization Committee determines that such overrun is not appropriate, within fifteen (15) days the Joint Commercialization Committee shall initiate such actions as required to remedy the situation.

d)	Each Local Commercialization Committee shall review on a quarterly basis the Major Territory Commercialization Expense and Major Territory License Fees against the budget for such expenses in the applicable calendar year. If in the course of its quarterly review of Major Territory Commercialization Expense and Major Territory License Fees, any Local Commercialization Committee should determine for any Collaboration Product that the actual amounts incurred for Major Territory RA or IBD Marketing Expense, Major Territory Medical Expense, Field Force Expense or Major Territory License Fees are, in the aggregate, likely to be greater than one hundred ten percent (110%) of the amount budgeted, the Local Commercialization Committee shall review the reasons for such potential overrun and determine whether such overrun is appropriate. If the Local Commercialization Committee determines that such overrun is appropriate, the Local Commercialization Committee will agree on a revised Local Commercialization Budget so that no overrun is expected. If the Local Commercialization Committee determines that such overrun is not appropriate, within fifteen (15) days the Local Commercialization Committee will initiate such actions as required to remedy the situation.

e)	Notwithstanding the foregoing, Pharmacia and, in the case of the IBD Indication and Celltech Other Indication, Celltech, may reallocate funds among expense categories in the Global Commercialization Budget or a Local Commercialization Budget provided that the total expense for such Collaboration Product in such budget is not increased.

5.13) Commercialization in the IBD Indication and the Celltech Other Indications. Subject to the provisions of Section 5.15, Celltech shall be primarily responsible to promote and Detail Collaboration Products in the IBD Indication in the Major Territories and the Celltech Other Indications throughout the Territory. Celltech shall promote and Detail the Collaboration Product in the IBD Indication in the Major Territories and the Celltech Other Indications in the Territory in accordance with the Local Commercialization Plans. Subject to the provisions of Section 5.15, Celltech shall be responsible for one hundred percent (100%) of the required Detail and marketing activities that are specific to the IBD Indication in the Major Territories or the Celltech Other Indications in the Territory, as well as providing all other marketing and promotional support that is specific to the IBD Indication in the Major Territories or the Celltech Other Indications in the Territory, all in accordance with the Global Commercialization Plan and Local

Commercialization Plans. In furtherance of the foregoing, Celltech shall be responsible in relation to the IBD Indication and each Celltech Other Indication in the Major Territories for the following activities:

a)	Implementing any Phase IIIB, Phase IV and investigator-initiated clinical studies in the relevant Indication that are set forth in the Global Commercialization Plan or the Local Commercialization Plans;

b)	Developing those aspects of the Global Commercialization Plan and the Local Commercialization Plans that are specifically directed to the relevant Indication, and submitting the same to the Joint Commercialization Committee and the Local Commercialization Committees (as applicable) for review and approval;

c)	Developing the global strategy for the Commercialization of the Collaboration Products in the relevant Indication and submitting the same to the Collaboration Committee for review and approval;

d)	Developing the local strategies for the Commercialization of the Collaboration Product in the relevant Indication in the Territories, and submitting the same to the applicable Local Commercialization Committee for review and approval, such strategies to be consistent with the Global Commercialization Plan;

e)	Developing sales training materials that are specifically directed to the relevant Indication for use in the Territories, and submitting the same to the Local Commercialization Committees for review and approval; and

f)	Establishing a medical affairs group to respond to medical questions and inquiries relating specifically to the relevant Indication, all in accordance with procedures to be agreed by the Parties.

5.14) Celltech’s Co-Promotion Option in the RA Indication. Pharmacia grants to *.

5.15) Pharmacia’s Co-Promotion Option in the IBD Indication. Pharmacia shall have the option (the “IBD Co-Promotion Option”) to promote and Detail Collaboration Products in the IBD Indication in those Major Territories. Pharmacia may exercise the IBD Co-Promotion Option, on a Major Territory-by- Major Territory basis, at any time before thirty (30) days following the filing of the first BLA for the IBD Indication in the Major Territory upon written notice to Celltech. *. Pharmacia shall Detail the Collaboration Product in the IBD Indication in such Major Territories in accordance with the Local Commercialization Plans. Pharmacia’s Representatives shall receive appropriate training for Detailing Collaboration Products in the IBD Indication prior to Detailing such Collaboration Products. Upon the mutual agreement of the Parties, Pharmacia may provide additional Details in the IBD Indication in a particular Major Territory. *.

5.16) Lack of Celltech Presence in the IBD Indication in a Major Territory. In the event that Celltech determines that it does not have sufficient capabilities or capacity in a particular Major Territory in order to fulfill its obligations pursuant to Section 5.13, then it shall be responsible for identifying a Third Party reasonably acceptable to Pharmacia to perform such obligations on its behalf. With respect to any Major Territory in which Celltech determines that it does not have sufficient capabilities or experience, Celltech shall have the right to assign to such Third Party its rights to co-promote Collaboration Products in the IBD Indication in such Major Territory solely for the purpose of fulfilling its obligations pursuant to Section 5.13. Any compensation payable to such Third Party for services or activities included within the definition of Marketing Expense or Promotion Expense shall be the sole responsibility of Celltech and shall not be included in the calculation of the IBD Product Contribution; provided, however, the foregoing shall not apply to Direct Sales Force Expense and any Promotional Expense or Marketing Expense which would have been recoverable by Celltech if it had been incurred directly by Celltech. In the event Celltech intends to assign its rights to co-promote Collaboration Products in the IBD Indication, Celltech shall provide Pharmacia with the opportunity to negotiate terms under which Pharmacia would assume Celltech’s obligations pursuant to Section 5.13.

5.17) Pharmacia Diligence Obligation in IBD Indication in the Other Territories. Notwithstanding the provisions of Section 5.1, it is understood that Pharmacia shall not be obligated to market or promote Collaboration Products in the IBD Indication in the Other Territories except to the extent it shall specifically agree in writing. In the event that Pharmacia does not wish to market or promote a Collaboration Product in the IBD Indication in the Other Territories then Celltech shall have the right, but not the obligation, to perform or to retain a Third Party reasonably acceptable to Pharmacia to perform such services; provided, however, such Third Party’s activities shall at all times be subject to the oversight of the Collaboration Committee. In the event Celltech intends to assign its rights to co-promote Collaboration Products in the IBD Indication, Celltech shall provide Pharmacia with the opportunity to negotiate terms under which Pharmacia would assume Celltech’s obligations pursuant to Section 5.13.

5.18) Implementation of Global Commercialization Plan and Local Commercialization Plans. Once the Global Commercialization Plan and Local Commercialization Plans have been approved by the Commercialization Committee or the applicable Local Commercialization Committee, Pharmacia, or Celltech in the case of the IBD Indication or a Celltech Other Indication, shall be free to Commercialize the Collaboration Product in the relevant indications and territories in a manner that it reasonably deems appropriate; provided, however, that neither Party shall undertake any activity that is inconsistent with such Commercialization Plans. Unless the Parties agree otherwise, the Parties shall not conduct joint Details.

5.19) Public Statements Regarding Collaboration Products. In exercising its rights pursuant to this Article 5, Celltech and Pharmacia shall ensure that no claims or representations in respect of the Collaboration Products or the characteristics thereof are made by or on behalf of it (by members of its sales force or otherwise) which do not represent an accurate summary or explanation of the labeling of the Collaboration Product or a portion thereof, except to the extent permitted by Law.

5.20) Medical Inquiries. Unless the Collaboration Committee decides otherwise, Pharmacia shall be responsible for responding to all medical questions or inquiries relating to the Collaboration Products, except the IBD Indication and Celltech Other Indications and Celltech shall be responsible in relation to the IBD Indication and Celltech Other Indications, unless such question or inquiry can be answered by reference to the approved labeling and package insert in the applicable country. Pharmacia shall designate a medical liaison to whom Celltech shall instruct its medical affairs group, as well as it sales forces engaged in the promotion and Detailing of Collaboration Products, to direct medical questions or inquiries relating to the Collaboration Products other than those relating specifically to the IBD Indication and Celltech Other Indications. Celltech shall designate a medical liaison to whom Pharmacia shall instruct its medical affairs group, as well as its sales forces engaged in the promotion and Detailing of Collaboration Products in the IBD Indication and the Celltech Other Indications to direct medical questions or inquiries relating specifically to the use of Collaboration Products in the IBD Indication or the Celltech Other Indications.

5.21) Orders. Notwithstanding any activities that may be undertaken by Celltech pursuant to Sections 5.13 and 5.14, Celltech is not authorized to accept sales orders for Collaboration Products. If, for any reason, Celltech should receive sales orders for a Collaboration Product, Celltech shall forward such orders to Pharmacia as soon as practicable.

5.22) Recalls. In the event that either Party determines that an event, incident or circumstance has occurred which may result in the need for a “recall” or “market withdrawal” (as such terms are defined in U.S. regulations in 21 CFR 7.3 or other similar national, state or local law or regulation) (hereinafter referred to as a “Recall”), of Collaboration Product or any lot(s) thereof, such Party shall promptly notify the other Party in writing whether or not to conduct such Recall and shall follow the procedures set forth below:

a)	Pharmacia shall have the sole discretion to determine whether and upon what terms and conditions the Collaboration Product shall be recalled or otherwise withdrawn from sale to Third Parties within any country in the Territory (a “Recall”). Prior to making any Recall decision, however, Pharmacia shall consult with Celltech. Pharmacia shall be responsible for discussions with regulatory officials within the applicable country regarding all aspects of the Recall decision and the execution thereof. Upon the request of Pharmacia, Celltech shall cooperate completely in all Recall efforts.

b)	Any costs or expenses of any Recall shall be shared by the Parties as follows:

i)	If the Recall is solely applicable to Collaboration Products sold for the RA Indication or the IBD Indication in the Major Territories, the costs and expenses of such Recall shall be deemed to be an Other Expense;

ii)	If the Recall is solely applicable to Collaboration Products sold for the RA Indication or the IBD Indication in the Other Territories or to the Other Indications in any country in the Territory, the costs and expenses of such Recall shall be borne by Pharmacia;

iii)	If the Recall is solely applicable to Collaboration Products sold for a Celltech Other Indication, the costs and expenses, net of any insurance proceeds recovered by Pharmacia from a Third Party, of such Recall shall be borne solely by Celltech;

iv)	If the Recall is applicable to Collaboration Products sold for both (i) the RA Indication or the IBD Indication and (ii) any Other Indication, an equitable portion of the costs and expenses of such Recall shall be included in Other Expense.

Notwithstanding the foregoing, if such Recall is due in whole or in part to the gross negligence or intentional misconduct on the part of only one Party, such Party shall fully bear all of the cost and expense for the Recall, net of any insurance proceeds recovered from a Third Party.

5.23) Compliance with Laws. Each Party agrees to comply with all applicable Laws with respect to the Commercialization of Collaboration Products. Neither Party shall be required to undertake any activity relating to the Commercialization of Collaboration Products that it believes, in good faith, may violate any Law. To the extent that a Party’s sales force engages in the distribution of samples of Collaboration Products pursuant to any activities conducted pursuant to this Agreement, that Party shall ensure that all such activities are conducted in a manner which conforms to this Agreement, the Local Commercialization Plans and all applicable Laws.

*

5.25) Potential Change to Major Territories. No later than the filing of the first BLA for the RA Indication, the Parties agree to discuss in good faith whether it is efficient to co-promote Collaboration Products in each of the countries comprising the Major Territories. In the event the Parties agree in writing that it is not likely to be efficient for them to co-promote a Collaboration Product as contemplated by Sections 5.14 or 5.15 in one or more of the Major Territories (due to market size, etc.), then such country shall no longer be deemed to be a Major Territory for purposes of such sections. For the avoidance of doubt, however, any country which is deleted from the list of Major Territories pursuant to this Section 5.25 shall continue to be a Major Territory for all other purposes of this Agreement (including without limitation the provisions of Sections 9.1(a) and 9.2(a)).

5.26) Prohibition Against Co-Promotion. In the event that applicable Laws in effect at the time the Parties receive the first Regulatory Approval for a Collaboration Product in a Major Territory preclude the Parties from co-promoting such Collaboration Product in such Major Territory in the manner contemplated by this Agreement, then such Major Territory shall no longer be deemed a Major Territory for purposes of Sections 5.13, 5.14 and 5.15 and

Pharmacia shall have the sole right and obligation to market and promote such Collaboration Product in such Major Territory. For the avoidance of doubt, however, any Major Territory so affected shall continue to be a Major Territory for all other purposes of this Agreement (including without limitation the provisions of Sections 9.1(a) and 9.2(a).

ARTICLE 6

MANUFACTURE AND SUPPLY

6.1) Responsibility for Supply. Pharmacia shall be responsible for manufacturing or having manufactured by a Third Party all quantities of Collaboration Products necessary for Development and Commercialization throughout the Territory, as well as all activities related to process development and scale-up of the manufacturing process. As part of such responsibility, Pharmacia shall be responsible for all aspects of the supply chain (including both active pharmaceutical ingredient and finished product), process development, quality control, quality assurance, release testing, packaging, labeling and distribution. If requested by Pharmacia, Celltech shall assign to Pharmacia all of its rights *. Celltech shall use its reasonable efforts to obtain such consents.

6.2) Supply. The Parties shall agree upon an appropriate forecasting mechanism to estimate the requirements of each Collaboration Product for pre-clinical and clinical studies, as well as Commercialization, in the IBD Indication or any Celltech Other Indication on an ongoing basis. Such forecasting mechanism shall be structured in a manner to provide Pharmacia with sufficient lead time to manufacture or have manufactured the appropriate quantities of Collaboration Product required for each Indication. Pharmacia shall use commercially reasonable efforts to ensure the availability of sufficient quantities of Collaboration Product for (i) pre-clinical studies and clinical trials in the IBD Indication or any Celltech Other Indication in quantities and within a time period sufficient to conduct the activities set forth in the Development Plan and (ii) Commercialization of Collaboration Products in the IBD Indication and Celltech Other Indications, in each case in accordance with any forecasts provided pursuant to such agreed forecasting mechanism. *.

6.3) Quality Assurance. Pharmacia shall perform, or cause its contract manufacturer(s) to perform, quality assurance and control tests on each lot of Collaboration Product before delivery and shall prepare, or cause its contract manufacturer(s) to prepare and deliver, a written report of the results of such tests. Each test report shall set forth for each lot delivered the items tested, specifications and results in a certificate of analysis containing the types of information which shall have been approved by the Commercialization Committee or required by the FDA or other applicable Regulatory Authority. Pharmacia shall maintain such certificates for a period of not less than five (5) years from the date of manufacture or for such other period as required under applicable requirements of the FDA or other applicable Regulatory Authority.

6.4) Good Manufacturing Practices. Pharmacia shall prepare, or cause to be prepared and delivered, and maintain for a period of not less than five (5) years or for such other period as required under applicable requirements of the FDA and any other applicable Regulatory Authority, for each lot of Collaboration Product manufactured, a certificate of manufacturing compliance containing the types of information which shall have been approved by the Joint Commercialization Committee or required by the FDA and any other applicable Regulatory Authority, which certificate will certify that the lot of Collaboration Product was manufactured in accordance with the specifications set forth in the BLA and the Good Manufacturing Practices of the FDA and other applicable Regulatory Authority as the same may be amended from time to time.

6.5) Inspection. Each Party shall have the right to inspect those portions of the manufacturing, finish processing or storage facilities of the other Party where Collaboration Products are being manufactured, finished or stored, at any time during regular business hours and upon reasonable advance notice to ascertain compliance with Good Manufacturing Practices of the FDA and any other applicable Regulatory Authority, as the same may be amended from time to time. Confidential Information disclosed to or otherwise gathered by the Party conducting such inspection during any such inspection shall be maintained in accordance with Article 11.

6.6) Treatment of Initial Process Development Costs. The Parties agree that the Development Costs incurred in the development of the manufacturing process for CDP-870 in order to file the first BLA for the RA Indication shall be deemed to be a Development Cost attributable to the RA Indication, even if such process may be useful to manufacture Collaboration Product for use in the IBD Indication or an Other Indication. Any Development Costs for process development for any Collaboration Product after the initial manufacturing process for CDP-870 is established shall be allocated equitably among the various indications then under Development.

*

ARTICLE 7

REGULATORY MATTERS

7.1)	Ownership.

a)	Following the Effective Date, Celltech shall transfer to Pharmacia all existing INDs regarding Collaboration Products. All further submissions under such INDs, and any additional INDs regarding Collaboration Products, shall be filed in the name of and owned by Pharmacia. Pharmacia shall hold all Regulatory Approvals for Collaboration Products throughout the Territory, unless otherwise determined by the Collaboration Committee.

b)	To the extent that Celltech undertakes Development or Commercialization activities regarding a Collaboration Product in the RA Indication, IBD

Indication or Celltech Other Indication, Pharmacia shall license, transfer, provide a letter of reference with respect to, or take other action necessary to make available such INDs or BLAs as may be reasonably necessary to permit such activities to be performed under Pharmacia’s IND’s or Regulatory Approvals in such country.

7.2)	Regulatory Coordination.

a)	Regulatory Submissions. Pharmacia shall oversee, monitor and coordinate all regulatory actions, communications and filings with and submissions, including filings and submissions of supplements and amendments thereto, to the FDA or other Regulatory Authorities in the Territory with respect to all Collaboration Products.

b)	Regulatory Meetings and Correspondence. Pharmacia shall be responsible for interfacing, corresponding and meeting with the FDA and other Regulatory Authorities throughout the Territory with respect to the Collaboration Products. Pharmacia shall provide Celltech with reasonable prior notice of all material meetings and teleconferences between representatives of Pharmacia and Regulatory Authorities regarding any Collaboration Product for use in the Territory. To the extent practicable, Celltech shall have the right to have a representative participate in all material meetings and telephone discussions between representatives of Pharmacia and the Regulatory Authorities relating to the Development and Commercialization of Collaboration Products in the RA Indication, IBD Indication or Celltech Other Indication.

c)

Review of Correspondence. Pharmacia will provide Celltech with drafts of any material documents or other correspondence to be submitted to the FDA or other Regulatory Authorities throughout the Territory relevant to the Development or Commercialization of Collaboration Products in the IBD Indication or Celltech Other Indication, sufficiently in advance of submission so that Celltech may review and comment on such documents and other correspondence. Pharmacia agrees to consider all such comments in good faith taking into account the best interest of the Collaboration Product on a global basis. With respect to any material documents or other correspondence to be submitted to the FDA or other Regulatory Authorities throughout the Territory related specifically to the Development or Commercialization of a Collaboration Product in the IBD Indication or Celltech Other Indication, Celltech shall be responsible for preparing the initial drafts and providing the same to Pharmacia for its review and comment. If after reviewing Pharmacia’s comments Celltech believes that Pharmacia’s proposed submission is likely to have a material adverse effect on the Development of the Collaboration Product on a global basis, it shall so notify Pharmacia, and provided that such notification is delivered to Pharmacia within fifteen (15) business days following receipt of Pharmacia’s comments, Celltech shall have the right to request that the Collaboration Committee immediately convene, either in person or by telephone, in order to discuss the matter. Any such meeting shall occur within three (3) business days following Celltech’s request. If after the discussions of the Collaboration Committee, Pharmacia still disagrees with Celltech’s view regarding the proposed submission, Pharmacia has the right to file such submission as it reasonably deems appropriate; provided, however, that any such submission shall not be inconsistent with the best interest of the Collaboration Product on a global basis. Pharmacia shall promptly provide to Celltech copies of any documents or other correspondence received from the FDA or other Regulatory Authorities (including without limitation any minutes of meetings or teleconferences) pertaining to the Development or Commercialization of Collaboration Products in the IBD Indication. To the extent relevant to the Development or Commercialization of a Collaboration Product in the IBD Indication or Celltech Other Indication, Pharmacia shall promptly provide to Celltech copies of any documents or other correspondence received from Regulatory Authorities pertaining to the use of a Collaboration Product outside of the IBD Indication or Celltech Other Indication.

d)

Assistance. Each Party shall cooperate with the other Party to provide all reasonable assistance and take all actions reasonably requested by the other Party that are necessary or desirable to enable the other Party to comply with any Law applicable to any Collaboration Product, including, but not limited to, report adverse drug experience reports (and serious adverse drug experience reports) to the FDA or other Regulatory Authorities in the Territory and submit or file with the FDA promotional materials for use in the United States. Without limiting the generality of the foregoing, each Party shall notify the other of any adverse drug experience (as defined in 21 CFR 314.80) involving the Collaboration Products within seventy-two (72) hours following receipt or, in cases involving serious injury or death, within twenty-four (24) hours of receipt. Such assistance and actions shall include, among other things, keeping the other Party informed, commencing within forty-eight (48) hours of notification of any action by, or notification or other information which it receives (directly or indirectly) from, the FDA or any other Regulatory Authority, which (a) raises any material concerns regarding the safety or efficacy of any Collaboration Product, (b) which indicates or suggests a potential material liability for either Party to Third Parties arising in connection with any Collaboration Product, or (c) which is reasonably likely to lead to a recall or market withdrawal of any Collaboration Product, provided that neither Party shall be obliged to disclose information in breach of any contractual restriction which it could not reasonably have avoided. Information that shall be disclosed pursuant to this Section 7.2 shall include, but not be limited to:

i)	inquiries by governmental or Regulatory Authorities concerning clinical investigation activities (including inquiries of investigators, clinical monitoring organizations and other related parties) relating to Collaboration Products;

ii)	any communication from governmental or Regulatory Authorities pertaining to the manufacture, sale, promotion or distribution of Collaboration Products;

iii)	any other governmental or regulatory authority reviews or inquiries relating to Collaboration Products;

iv)	receipt of a warning letter relating to any of the Collaboration Products; and

v)	an initiation of any governmental or regulatory authority investigation, detention, seizure or injunction concerning any Collaboration Product.

7.3) Pharmacovigilance. As soon as reasonably possible following the Effective Date, the pharmacovigilance departments of both Parties shall meet and determine the approach to be taken for the collection, review, assessment, tracking and filing of information related to adverse events associated with the Collaboration Products. Pharmacia shall retain exclusive authority and responsibility for the handling of any adverse drug experience (as defined in 21 CFR 314.80) reported to the Parties involving the Collaboration Products, including the filing with the FDA and other Regulatory Authorities throughout the Territory of any such reports that either receives from a Third Party.

ARTICLE 8

LICENSE FEES AND MILESTONES

8.1) Upfront License Fees. In consideration of the rights granted under the Commercial License, Pharmacia shall pay Celltech a non-refundable, non-creditable license fee of Twenty-Five Million U.S. Dollars ($25,000,000) within ten (10) days after the Effective Date.

8.2) Non-Refundable Payments. As further consideration for the rights granted under the Commercial License:

a)	Pharmacia shall pay Celltech a non-refundable, non-creditable fee of Twenty Million U.S. Dollars ($20,000,000) within ten (10) days after the Effective Date for future Development Costs related to the IBD Indication.

b)	Pharmacia shall pay Celltech a non-refundable fee of Five Million U.S. Dollars ($5,000,000) within ten (10) days after the Effective Date for payment of costs incurred or to be incurred for Development under Section 4.5(d).

8.3) Development Milestone Payments. As further consideration for the rights granted under the Commercial License, Pharmacia shall make non-creditable payments to Celltech within forty-five (45) days after the occurrence of each of the events listed below (each, a “Milestone Event”), in the amount provided:

a)	*

b)	*

c)	*

*

For clarity, each Milestone Event shall be payable only for the first Collaboration Product to achieve the specified Milestone Event. As used in this Section 8.3, the following definitions apply:

i)	“Initiation” means when the first patient has been enrolled in the trial.

ii)	“Filing of BLA” means when the filing has been accepted for submission by the relevant Regulatory Authority.

d)	*

e)	*

f)	*

g)	*

*

8.4) Sales Milestone Payments. As further consideration for the rights granted under the Commercial License, Pharmacia shall pay Celltech each of the amounts specified below within forty-five (45) days after the end of the calendar quarter in which any of the following thresholds are achieved:

*

ARTICLE 9

SALES-BASED COMPENSATION

9.1)	RA Indication.

a)	Major Territories. Pharmacia shall pay Celltech an amount *. For the avoidance of doubt, Product Contribution shall be shared by the Parties from the time Commercialization expenses are incurred.

b)	Other Territories. Pharmacia shall pay to Celltech *.

9.2)	IBD Indication.

a)	Major Territories. Pharmacia shall pay Celltech *. For the avoidance of doubt, Product Contribution shall be shared by the Parties from the time Commercialization expenses are incurred.

b)	Other Territories. Pharmacia shall pay to Celltech *.

9.3) Other Indications. Pharmacia shall pay to Celltech *.

9.4) Duration of Obligation to Pay Sales-Based Compensation. Pharmacia’s obligations pursuant to Sections 9.1, 9.2 and 9.3, shall terminate, *

9.5)	Determination of Net Sales in the RA Indication, IBD Indication and Other Indications.

a)

United States. In the United States, the Parties will utilize a recognized independent Third Party such as IMS America to determine the proportion of Net Sales of Collaboration Products in a given calendar quarter that is prescribed for the RA Indication, IBD Indication and Other Indications in accordance with the Extended Units Total Prescription, as defined by existing IMS data reporting system in the U.S., examining sales by the applicable physician speciality which would normally prescribe such indication. Such information will be utilized by Pharmacia to determine the royalty payable to Celltech pursuant to Sections 9.1(b), 9.2(b) and 9.3, and/or the Product Contribution payments due Celltech pursuant to Sections 9.1(a) and 9.2(a). In the event that the IMS America’s Extended Units Total Prescription are not sufficient to provide the Parties with accurate information to determine the proportion of Net Sales of Collaboration Products in a given calendar quarter that is prescribed for the treatment of the RA Indication, IBD Indication and Other Indications, the Parties shall contract with IMS America or other recognized provider of similar services to establish a method to more accurately capture the required information, or take such other measures as shall be necessary to establish such sales levels with reasonable certainty. In the event that such service providers are unable to provide the Parties with accurate information, the Parties may mutually agree to consider other methods for allocating Net Sales between RA Indication, IBD Indication and Other Indications, which may include, but need not be limited to, type of doctor writing a script, dispensing location, and other relevant facts.

b)	Other Major Territories In the Major Territories outside of the United States, the Parties will utilize a recognized independent third party such as IMS Midas or another equivalent recognized vendor to determine the proportion of Net Sales of Collaboration Products in a given calendar quarter that is prescribed for the RA Indication, IBD Indication and Other Indications in accordance with the Extended Units Total Prescription. In the event that the Parties determine that IMS Midas’ or another equivalent vendor’s Extended Units Total Prescription are not sufficient to provide the Parties with accurate information to determine the proportion of Net Sales of Collaboration Products in a given calendar quarter that is prescribed for the RA Indication, IBD Indication and Other Indications in one or more Major Territories, the Parties may contract with IMS Midas or other recognized provider of similar services to establish a method to more accurately capture the required information, or take such other measures as shall be necessary to establish such sales levels with reasonable certainty. In the event that such service providers are unable to provide the Parties with accurate information, the Parties may mutually agree to consider other methods for allocating Net Sales between RA Indication, IBD Indication and Other Indications, which may include, but need not be limited to, type of doctor writing a script, dispensing location, and other relevant facts.

c)	Treatment of Certain Major Territories. The Parties understand that in certain Major Territories outside of the United States, such third party verification may not be possible, or may be possible only with the expenditure of significant funds. In such cases, the parties shall rely upon a mutually agreed proxy for sales in such country (e.g., verifiable sales in a similar market).

d)	Other Territory. The Parties understand that in certain countries outside the Major Territories, such third party verification may not be possible, or may be possible only with the expenditure of significant funds. In such cases, the parties shall rely upon a mutually agreed proxy for sales in such country (e.g. verifiable sales in a similar market).

e)

Costs Relating to Determination of Net Sales. Pharmacia shall be responsible for engaging any Third Parties reasonably acceptable to Celltech pursuant to this Section 9.5. All incremental out-of-pocket costs incurred by Pharmacia in obtaining the information required by this Section 9.5 shall be included as a Major Territory RA or IBD Marketing Expense and will be allocated between the RA Indication and IBD Indication based on the proportion which the Net Sales in the indication in the Major Territories bears to the Net Sales in both indications in the Major Territories.

f)	Consideration of Factors Influencing Net Sales Level. It is understood that in determining the proportion of Net Sales of Collaboration Products in the RA Indication, IBD Indication and Other Indications, pursuant to this Section 9.5, the Parties shall not rely solely on data which measures the number of prescriptions in such indication, but shall also consider the type of prescriptions written in each indication, the length of time patients will remain on therapy in the particular indication, fluctuations due to wholesaler inventories, partial use of an individual prescription and other appropriate factors which impact the level of actual sales attributable to each indication.

g)

Potential Modification to Sales-Based Compensation Rates. In the event that following the First Commercial Sale of a Collaboration Product in a second indication in a Major Territory, the Parties are unable to accurately determine the portion of Net Sales of Collaboration Products that are sold for the RA Indication, the IBD Indication or an Other Indication in the Major Territories, Pharmacia and Celltech shall negotiate, in good faith, a mutually acceptable amendment to this Agreement which replaces the sales-based compensation under Sections 9.1(a), 9.2(a) and 9.3 as applicable for the two indications, with a single blended rate of sales-based compensation covering sales of Collaboration Products in both indications in the Major Territories (the “Blended Rate”). The Blended Rate shall reflect as closely as possible the relative net present value of each Party’s interest in the applicable indications based upon the current provisions of Sections 9.1(a), 9.2(a) and 9.3 and the then current sales forecasts for such indications. Each Party shall be required to demonstrate that its current sales forecast is consistent with such Party’s infrastructure and capability. As part of establishing the Blended Rate, the Parties shall agree upon how frequently (not more than once annually) and under what circumstances such Blended Rate shall be adjusted thereafter; provided, however, that (i) in all cases, the Blended Rate shall again be adjusted upon the First Commercial Sale of a Collaboration Product in a Major Territory for the third and each succeeding indication, (ii) if at any time after the establishment of a Blended Rate the Parties are able to accurately determine the portion of Net Sales of Collaboration Products that are sold for each of the indications for which the product is then being commercialized, then the Blended Rate shall no longer govern and the sales-based compensation to be payable to Celltech shall be as currently reflected in Sections 9.1(a), 9.2(a) and 9.3, unless the Parties shall otherwise mutually agree, and (iii) in the event that the Parties’ inability to determine accurately Net Sales of a Collaboration Product in the indications for which the product is then being Commercialized is limited to a specific Major Territory(ies), then the Parties shall only determine the Blended Rate for such Major Territory(ies) and the provisions of Sections 9.1(a), 9.2(a) and 9.3 shall continue to apply for all other Major Territories.

h)	The Parties agree that the provisions of Section 9.5 shall not take effect until the First Commercial Sale of a Collaboration Product in a second indication in a Major Territory.

9.6) Calculation of Product Contribution. The Product Contribution shall be calculated for both the RA Indication and the IBD Indication for each Major Territory, all in accordance with Exhibit A. It is understood that costs and expenses included in components of Product Contribution shall not be double counted. For clarity, (i) costs and expenses included in any one of the component categories of Product Contribution shall not be included in any other component categories of Product Contribution, (ii) costs and expenses included in any of the component categories of Product Contribution shall not also be deductible under the definition of Net Sales, and (iii) costs incurred and charged as part of Pharmacia’s FAMC shall not be separately included in the calculation of Product Contribution.

9.7) Quarterly Reconciliation of Product Contribution.

a)	Within forty-five (45) days following the end of each calendar quarter, Pharmacia shall submit to Celltech a written report setting forth in reasonable detail specified by categories in Exhibit A, separately with respect to each Collaboration Product to the extent made or incurred by Pharmacia (i) Net Sales of Collaboration Products in the RA Indication and the IBD Indication in the Major Territories, (ii) total Net Sales in the IBD Indication and the RA Indication in the Territory, (iii) total Net Sales in each country in the Major Territory, (iv) Other Expense, (v) Supply Price of Collaboration Product sold in the RA Indication and the IBD Indication in the Major Territories, (vi) Major Territory Commercialization Expense, (vii) Major Territory License Fees and (viii) Indirect Expense.

b)	Within forty-five (45) days following the end of each calendar quarter, Celltech shall submit to Pharmacia a written report setting forth in reasonable detail specified by categories in Exhibit A, separately with respect to each Collaboration Product, to the extent made or incurred by Celltech (i) Other Expense, (ii) Major Territory Commercialization Expense, (iii) Major Territory License Fees and (iv) Indirect Expense.

c)	In preparing the reports contemplated by Sections 9.7(a) and 9.7(b), costs and expenses shall be submitted as part of Major Territory Commercialization Expense, Major Territory License Fees, or Indirect Expense for inclusion in the reconciliation of Product Contribution only to the extent made or incurred in conjunction with an approved budget line item, as approved and revised from time to time by the Collaboration Committee or Local Commercialization Committee, as applicable.

d)	Within sixty (60) days following the end of each calendar quarter, Pharmacia shall submit to Celltech a written report setting forth in reasonable detail the calculation of Product Contribution in the RA Indication and IBD Indication in the Major Territories and the calculation of any net amount owed by Celltech to Pharmacia or by Pharmacia to Celltech, as the case may be, in order to ensure the appropriate sharing of Product Contribution in accordance with the provisions of Sections 9.1(a) and 9.2(a). Subject to Section 9.14, the net amount payable shall be paid by Pharmacia or Celltech, as the case may be, within fifteen (15) days after receipt of such written report, without regard to any dispute as to the amounts under this Section 9.7(d); provided, that, in the event of a dispute, the disputing Party shall provide written notice within such fifteen (15) day period after receipt of the written report in question, specifying in detail such dispute. The Parties shall promptly thereafter meet and negotiate in good faith a resolution to such dispute. In the event that the Parties are unable to resolve such dispute within sixty (60) days after notice by the disputing Party, the matter shall be resolved in a manner consistent with the procedures set forth in Article 13 and is not subject to either Party’s casting vote, and interest shall be payable on any additional amounts determined to be due in the same manner as provided for in Section 9.13.

e)	At least ten (10) days prior to the end of each calendar quarter, Celltech shall submit to Pharmacia reasonable estimates of variances from the budget for the items listed in Section 9.7(a) and Pharmacia shall submit to Celltech reasonable estimates of variances from the budget for the items listed in Section 9.7(b), in order to allow the Parties to comply with internal reporting requirements.

9.8) Royalty Reports; Payments. Within forty-five (45) days after the end of each calendar quarter following the First Commercial Sale of a Collaboration Product in a Royalty-Bearing Situation, Pharmacia shall submit to Celltech a report, on the basis of each product, providing in reasonable detail an accounting of all Net Sales of the Collaboration Product on a country by country basis in each Royalty-Bearing Situation, and the calculation of the applicable royalty under Sections 9.1(b), 9.2(b) and 9.3. Concurrently with such report, Pharmacia shall pay to Celltech all royalties payable by it under Section 9.1(b), 9.2(b) and 9.3 as indicated in the report.

9.9) Audits. Each of Celltech and Pharmacia and their respective Affiliates shall keep and maintain complete and accurate records and books of account documenting all revenues, expenses and all other data necessary for the calculation of royalties, Product Contributions and other sums payable pursuant to this Agreement and compliance with the terms of the Agreement. Each Party and their respective Affiliates shall permit independent accountants retained by Celltech or Pharmacia (the “Auditing Party”), upon reasonable prior written notice, to have access to its and its Affiliates’ records and books and premises for the sole purpose of determining the appropriateness of costs charged by or accrued to the Party being audited and the correctness of amounts due and payable under this Agreement for any Contract Year ending no more than three (3) years prior to the date of such request. Such examination shall be conducted during regular business hours and at the Auditing Party’s own expense and no more than once in each calendar year during the term of this Agreement and once during the three (3) calendar years following the expiration or termination of this Agreement. If such examination reveals that such costs or payments have been misstated, any adjustment shall be promptly refunded or paid, as appropriate. The Auditing Party shall pay the fees and expenses of the accountant engaged to perform the audit, unless such audit reveals a discrepancy of five percent (5%) or more for the period examined which is to the disadvantage of the Auditing Party, in which case the Party who misreported shall pay all reasonable costs and expenses incurred by the Auditing Party in the course of making such determination, including the fees and expenses of the accountant along with interest at the rate set out in Section 9.13(c).

9.10) IBD Conversion Option. No later than thirty (30) days after the filing of the first BLA for a Collaboration Product for the IBD Indication, Pharmacia shall have the right to convert the payments to Celltech for the IBD Indication pursuant to Section 9.2(a) into a service-based payment. In the event that Pharmacia exercises such right, then

a)	*

b)	*

c)	*

9.11) Royalty Adjustment For Third Party Patent. The Parties acknowledge that they have entered into license agreements with Third Party owners of potentially blocking intellectual property and that it may be necessary or desirable to enter into such further licenses. The Parties agree to treat such license agreements as follows:

a)	any fees or other payments (other than in the form of royalties based upon the manufacture or sale of Collaboration Products) due Third Parties under Third Party License Agreements existing as of the Effective Date (“Existing Third Party License Agreement”) and payable prior to the First Regulatory Approval for that Collaboration Product shall be treated as Development Costs;

b)	any fees or other payments (other than in the form of royalties based upon the manufacture or sale of Collaboration Products) due Third Parties under

Third Party License Agreements entered into by either Party following the Effective Date (a “New Third Party License Agreement”) shall be treated as Development Costs; provided, however, that if the rights under such Third Party License Agreement are also applicable to products other than Licensed Products in the Field, then only an equitable portion of such fees shall be allocated to the Licensed Products as Development Costs (with the remaining portion of such fees or other payments being the sole responsibility of the Party that entered into the Third Party License Agreement); and provided further that in the event the New Third Party License Agreement is executed following receipt of the first Regulatory Approval of a Collaboration Product, then any fees or other payments (other than in the form of royalties based upon the sale of the Collaboration Product) due under such New Third Party License Agreement shall be treated as a License Fee;

c)	with respect to any royalties payable to a Third Party under an Existing Third Party License Agreement based upon the manufacture or sale of a Collaboration Product, (i) all such royalties shall be paid by the Party who has entered into the Third Party License Agreement, and such royalties shall be deemed to be part of Costs of Goods and (ii) in the case where Celltech is obligated to pay such royalty, Pharmacia shall reimburse Celltech for the amount of such payments against appropriate evidence of payment by Celltech;

d)	with respect to any royalties payable to a Third Party under a New Third Party License Agreement * based upon the manufacture or sale of a Collaboration Product, (i) where Pharmacia is paying such royalty on Net Sales of Collaboration Products it may set off against the royalties payable to Celltech pursuant to Sections 9.1(b) or 9.2(b) fifty percent (50%) of all such royalties actually paid by Pharmacia to the Third Party or reimbursed to Celltech pursuant to subclause (c) in respect of such sales provided that the royalty paid to Celltech in respect of such sales shall not *, and (iii) in the case where Celltech is obligated to pay such royalty (other than Collaboration Products for IBD or RA sold in the Major Territories), Pharmacia shall reimburse Celltech for the amount of such payments against appropriate evidence of payment by Celltech;

e)

following the Execution Date, neither party shall enter into a New Third Party License Agreement without the prior written consent of the other party, such consent not to be unreasonably withheld. For clarity, except as set forth below, any payments due to a Third Party under a New Third Party License Agreement entered into by a Party without the other’s consent shall be the sole responsibility of the Party who entered into the agreement. In the event that the Parties are unable to agree on whether to obtain a New Third Party License Agreement, the Parties shall obtain a written opinion on the necessity of such New Third Party License Agreement from an independent law firm reasonably acceptable to both Parties which is recognized in the intellectual property area in the applicable country. In the event such law firm opines without qualification that the New Third Party License Agreement is not necessary, the Parties shall not enter into the New Third Party License Agreement. In the event such law firm is unable to opine without qualification that the New Third Party License Agreement is not necessary, Pharmacia shall make the decision as to whether to enter into the New Third Party License Agreement;

f)	*

9.12) Sales-Based Compensation for a Celltech Other Indication. In the event that Celltech elects to Develop and Commercialize a Collaboration Product in a Celltech Other Indication in accordance with the provisions of Section 4.11, then:

a)	*

b)	*

c)	*

9.13) Payments; Tax Matters. All amounts due under this Agreement shall be paid:

a)	in US dollars to the credit of a bank account to be designated in writing by the Party receiving payment. Payments due in a currency other than US dollars shall first be calculated in the relevant foreign currency and then converted to US dollars against the currency in question on the last Business Day of the calendar Quarter in respect of which the royalties are payable using the currency exchange rates quoted by HSBC Bank plc on that date;

b)	exclusive of any Value Added Tax (which, if applicable, shall be payable by a Party in addition upon receipt of a valid Value Added Tax invoice). The Parties agree that at the date of this Agreement all payments due hereunder are outside the scope of Value Added Tax. Celltech agrees to inform Pharmacia forthwith if Celltech concludes that there is a change in Value Added Tax law or practice which requires it to account for Value Added Tax on any payments due pursuant to this Agreement at any time after the Execution Date with a view to the Parties using their best endeavours to agree on the manner in which subsequent payments shall be made to reduce or eliminate the liability of Pharmacia to pay Value Added Tax.

c)	in full without deduction for any applicable taxes, levies, imposts, duties and fees of whatever nature imposed by or under the authority of any government or public authority except for tax legally required to be deducted or withheld. Where any sum due to be paid to a Party under this Agreement is subject to any withholding or similar or other tax the Parties shall take all reasonable steps to do all such acts and things, including execution of agreements by local Affiliates for direct payment to a Party or its Affiliates in such country, and to sign all such deeds and documents as will enable them to take advantage of any applicable double taxation agreements to reduce the rate of withholding or similar taxes with the object of paying the sums due under deduction of a reduced rate of withholding tax or on a gross basis. In the event there is no double taxation agreement or the reduced rate of withholding tax under the relevant double taxation agreement is greater than 0%, the Party making payment shall pay such withholding or similar tax, deduct the relevant amount from the payment due to the other Party, and secure and send to the other Party proof of such withholding or similar tax in a form in accordance with the relevant taxation authority as evidence of such payments. The Parties agree that at the date of this Agreement all payments due hereunder may be legally paid without deduction or withholding. Pharmacia agrees to inform Celltech forthwith if Pharmacia concludes that there is any change in law or practice which requires it to deduct or withhold tax in respect of any payments due pursuant to this Agreement at any time after the Execution Date with a view to the Parties using their best endeavours to agree on the manner in which subsequent payments shall be made to reduce or eliminate the liability of Pharmacia to deduct or withhold any amount on account of tax;

d)	where payment of any amount under this Agreement is not received by the due date specified herein, interest shall accrue thereafter on the sum due and owing from the date payment is due until the date payment is received *;

e)	in the case of payments due under Sections 9.1, 9.2 or 9.3, the paying Party shall have the right to make payments directly from the country in the Territory in which the sales occur. If at any time legal restrictions in any country in the Territory prevent the prompt remittance of any payments with respect to sales in that country, the paying Party shall have the right and option to make such payments by depositing the amount thereof in local currency to the receiving Party’s account in a bank or depository in such country; and

f)

each Party shall be entitled to the benefit of any tax credit available under Section 41 of the Internal Revenue Code of 1986 (the “Code”), or any successor or similar provision (either in the United States or elsewhere in the Territory), for the amount of Development Costs incurred by such Party.

9.14) Promissory Notes In Lieu of Payment. In the event Celltech is required to make one or more payments to Pharmacia pursuant to Section 9.7(d) during the two year period following the First Commercial Sale of the first Collaboration Product, Celltech may elect upon ten (10) days prior written notice to Pharmacia to issue a promissory note to Pharmacia in lieu of making such payment. Each promissory note shall be in the principal amount of the payment owed to Pharmacia, shall accrue interest at the rate set forth in Section 9.13(d), shall mature on the second anniversary of the due date for Celltech’s payment, and shall have such default, remedy and other terms as may reasonably be requested by Pharmacia. Pharmacia may set off any payments due to Celltech under this Agreement against any such promissory note issued to Pharmacia by Celltech (including the accrued interest under such note). Notwithstanding anything else herein, in the event that Pharmacia reasonably determines that it is probable that Celltech will not have sufficient funds to pay such promissory note upon its maturity, Pharmacia may require that Celltech make the payment required under Section 9.7(d) in lieu of issuing a promissory note for such payment.

ARTICLE 10

INTELLECTUAL PROPERTY RIGHTS

10.1) Disclosure of Programme Inventions. Each Party shall promptly disclose to the other Party the making, conception or reduction to practice of Programme Inventions by employees or others acting on behalf of such Party. All disclosures under this Section 10.1 shall be made at least sixty (60) days prior to any public disclosure of such invention or discovery or any required submission to government agencies in compliance with the requirements of government supported research.

10.2) Ownership of Programme Inventions. All right, title and interest in all Programme Inventions that are discovered, made or conceived as part of the activities conducted pursuant to this Agreement shall be owned as follows:

a)	Celltech shall own all Programme Inventions that are invented solely by one or more employees, agents or consultants of Celltech;

b)	Pharmacia shall own all Programme Inventions that are invented solely by one or more employees, agents or consultants of Pharmacia; and

c)	Celltech and Pharmacia shall jointly own all Programme Inventions that are invented by one or more of its employees, agents or consultants, together with one or more employees, agents or consultants of the other Party.

In the event of a dispute regarding inventorship, the Collaboration Committee shall establish a procedure to resolve such dispute, which may include engaging a Third Party patent attorney jointly selected by the Parties to resolve such dispute, and the Collaboration Committee shall not have the authority to resolve any dispute regarding inventorship. The Parties acknowledge that the ownership rights set out in this Section 10.2 are subject to the licenses granted pursuant to this Agreement.

10.3) Ownership of Trademarks. The Collaboration Committee shall select and Pharmacia shall own all trademarks and service marks associated with Collaboration Products in the Territory (collectively, “Product Marks”). Pharmacia shall also own any domain names including any Product Marks. In the event that the applicable laws and regulations of any country require that Product Marks be registered in the name of an entity other than Pharmacia, or if the Collaboration Committee determines that it is in the best interests of the Parties, then the Collaboration Committee shall select such entity and ensure that a duly authorized officer of such entity agrees in writing that such entity shall (a) grant the Parties worldwide, exclusive, fully-paid, royalty-free, irrevocable right and license (with the right to grant sublicenses) to use such Product Marks to the extent necessary to enable the Parties to fulfill their obligations and exercise their rights under this Agreement, and (b) comply with the provisions of Section 12.7(c) with respect to the ownership and/or disposition of such Product Marks in the event this Agreement is terminated. Each Party hereby agrees that at no time during the term of this Agreement will it or any of its Affiliates attempt to use or register any trademarks, marks or trade names confusingly similar to such Product Marks or take any other action with a view to damaging the rights or goodwill in any of the Product Marks in any country. In addition, Pharmacia grants to Celltech the right and license to use the Product Marks solely for the purposes of exercising its co-promotion and other rights under this Agreement. In the event that either Party becomes aware of any infringement of a Product Mark by a Third Party, it shall promptly notify the other and the Parties shall consult with each other to determine the best way to prevent such infringement, including without limitation by the institution of legal proceedings against such Third Party.

10.4) Assignment of Programme Inventions. Each Party agrees that all employees acting on its behalf in performing its obligations under this Agreement shall be obligated to assign to such Party, or as such Party shall direct, all Programme Inventions made or conceived by such employee as part of the activities conducted under this Agreement. In the case of non-employees working on behalf of a Party, that Party shall endeavour to obtain either an assignment or license of all Programme Inventions made by such non-employees.

10.5)	Prosecution Patent Rights.

a)	Each of Celltech and Pharmacia shall be responsible for the filing, prosecution and maintenance of all Patent Rights within the Celltech Owned Patents and Pharmacia Patents, respectively, save for the Celltech Owned Patents constituting PA406 identified in Schedule A-1 or any potential Celltech Patent which relates in its entirety exclusively to Licensed Products (“Celltech Exclusive Patents”).

b)	Celltech shall have the right to select patent counsel, subject to Pharmacia’s written approval (not to be unreasonably withheld or delayed) of such patent counsel, to prepare, file and/or prosecute patent applications for the Celltech Exclusive Patents, Pharmacia shall have the right to select patent counsel, subject to Celltech’s written approval (not to be unreasonably withheld or delayed) of such patent counsel, to prepare, file and/or prosecute patent applications for the Pharmacia Exclusive Patents (defined below), and each Party shall have the right to select patent counsel, subject to the other Party’s written approval (not to be unreasonably withheld or delayed) of such patent counsel, to prepare, file and/or prosecute patent applications for the Joint Patents for which it is the Prosecuting Party pursuant to paragraph (e)). Celltech and Pharmacia shall confer with respect to the best procedure to handle the preparation, filing, prosecution and maintenance of such application(s). Each Party shall have full rights of consultation with the other Party and the patent counsel so selected in all matters related to Celltech Exclusive Patents, Pharmacia Exclusive Patents and Joint Patents. Each Party shall use reasonable diligent efforts to implement all reasonable requests made by the other Party with regard to the preparation, filing, prosecution and/or maintenance of such patent applications and/or patents.

c)	If Celltech elects not to pursue the initial filing of a potential Celltech Exclusive Patent or support the continued prosecution or international protection of any Celltech Exclusive Patent pursuant to Section 10.5(b), Celltech shall notify Pharmacia in writing and, for Celltech Exclusive Patents scheduled for international filing, prior to sixty (60) days before the date required for the convention year filing of such Celltech Exclusive Patent application or any other deadline date by which an action must be taken to establish or preserve such Patent Right. Pharmacia shall then have the right, but not the obligation, to pursue the filing or support the continued prosecution or international protection of such Patent Right. If Pharmacia elects to pursue such filing or continue such support, then it shall notify Celltech of such election, and Celltech shall promptly assign, without consideration, all right, title and interest in such Celltech Exclusive Patent. For the avoidance of doubt, in the event that Pharmacia supports a patent application that Celltech declines to support, then such patent applications and patents that may result therefrom shall no longer be considered a Celltech Exclusive Patent for purposes of this Agreement.

d)

If Pharmacia elects not to pursue the initial filing of a potential Pharmacia Patent which relates in its entirety exclusively to Licensed Products (“Pharmacia Exclusive Patents”) or support the continued prosecution or international protection of any Pharmacia Exclusive Patent pursuant to Section 10.5(b), Pharmacia shall notify Celltech in writing and, for Pharmacia Exclusive Patents scheduled for international filing, prior to sixty (60) days before the date required for the convention year filing of such Pharmacia Exclusive Patent application or any other deadline date by which an action must be taken to establish or preserve such Patent Right. Subject to Pharmacia’s consent, such consent not to be unreasonably withheld or delayed, Celltech shall then have the right, but not the obligation, to pursue the filing or support the continued prosecution or international protection of such Patent. If Celltech elects to pursue such filing or continue such support, then it shall notify Pharmacia of such election, and provided that Pharmacia has granted its consent according to the provisions of this Section 10.5(d), Pharmacia shall promptly assign, without consideration, all right, title and interest in such Pharmacia Exclusive Patent. For the avoidance of doubt, in the event that Celltech supports a patent application that Pharmacia declines to support, then such patent applications and patents that may result therefrom shall be considered part of the Celltech Owned Patents.

e)	With respect to the Joint Patents, the Collaboration Committee shall determine which of them shall be responsible for preparing, filing and/or prosecuting patent applications for Joint Patents and maintaining any patents issued thereon (the “Prosecuting Party”). The other Party (the “Non-Prosecuting Party”) shall have full rights of consultation with the Prosecuting Party and the patent counsel selected by the Prosecuting Party in all matters related to Joint Patents. The Prosecuting Party shall use reasonable diligent efforts to implement all reasonable requests made by the Non-Prosecuting Party with regard to the preparation, filing, prosecution and/or maintenance of the patent applications and/or patents related to Joint Patents.

f)	If the Prosecuting Party elects not to pursue the initial filing of a potential Joint Patents or support the continued prosecution or international protection of Joint Patents pursuant to Subsection 10.5(b), the Prosecuting Party shall notify the Non-Prosecuting Party promptly in writing and, for Joint Patents scheduled for international filing, prior to sixty (60) days before the date required for the convention year filing of such Joint Patents application or any other deadline date by which an action must be taken to establish or preserve a Joint Patent right. The Non-Prosecuting Party shall then have the right, but not the obligation, to pursue the filing or support the continued prosecution or international protection of such Joint Patents. If the Non-Prosecuting Party elects to pursue such filing or continue such support, then it shall notify the Prosecuting Party of such election, and the Prosecuting Party shall promptly assign to the Non-Prosecuting Party, without consideration, all of its right, title and interest in such Joint Patent.

10.6) Prosecution Costs. Celltech shall be responsible for any costs or expenses incurred by it in the course of filing, prosecuting and maintaining any Celltech Owned Patents

(excluding any Joint Patents). Pharmacia shall be responsible for any costs or expenses incurred by it in the course of filing, prosecuting and maintaining the Pharmacia Patents (excluding any Joint Patents). The Collaboration Committee shall determine which of the Parties shall be responsible for the reasonable out of pocket costs and expenses incurred by the Parties in filing, prosecuting and maintaining any Joint Patents; provided, however, that in the event the Collaboration Committee is unable to agree upon an appropriate allocation between the Parties, the Parties shall share such costs and expenses equally on an ongoing basis. All reasonable out-of-pocket costs incurred by the Parties in filing, prosecuting and maintaining applications and registrations for the Product Marks in the Major Territories shall be Major Territory Commercialization Expense.

10.7) Cooperation. Each of Celltech and Pharmacia shall make available to the other Party (or to the other Party’s authorized attorneys, agents or representatives) its employees, agents or consultants to the extent necessary or reasonable to enable the appropriate Party to file, prosecute and maintain patent applications and resulting patents with respect to inventions owned by a Party and relating to Collaboration Product for use in the Field, and for periods of time sufficient for such Party to obtain the necessary assistance from such personnel. Where appropriate, each of the Party shall sign or cause to have signed all documents necessary for the same.

10.8) Notice of Issuance. Celltech shall keep Pharmacia informed with regard to the status of the Celltech Exclusive Patents and the Joint Patents for which it is the Prosecuting Party, and Pharmacia shall keep Celltech informed with regard to the status of Pharmacia Exclusive Patents and any Joint Patents for which it is the Prosecuting Party. Celltech shall promptly deliver or have delivered to Pharmacia copies of all patent applications, amendments, related correspondence, and documents concerning the Celltech Exclusive Patents and Joint Patents for which it is the Prosecuting Party, and Pharmacia shall promptly deliver or have delivered to Celltech copies of all patent applications, amendments, related correspondence, and documents concerning the Pharmacia Exclusive Patents and any Joint Patents for which it is the Prosecuting Party). Each Party shall notify the other Party of the issuance of each patent included within the Patent Rights for which the notifying Party is responsible pursuant to Section 10.5 above, giving the date of issue and patent number for each such patent.

10.9) No Implied Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a Party, as a result of this Agreement, obtain any ownership interest in or other right to the Patent Rights or Technology of the other Party, including items owned, Controlled or developed by the other Party, or delivered by the other Party to said Party at any time pursuant to this Agreement, save as provided in this Agreement. It is understood and agreed that this Agreement does not grant either Party any license or other right in the Patent Rights of the other Party except as expressly provided in Article 2, this Article 10 and Sections 12.6, 12.7 and 12.8.

10.10) Prosecution of Infringers. Celltech and Pharmacia shall each promptly notify the other in writing of any alleged or threatened infringement of any patents or patent applications for which it is responsible pursuant to this Article 10 and which adversely affects the Development or Commercialization of Collaboration Product in the Field, or if either Party, or any of their respective Affiliates, shall be individually named as a defendant in a legal proceeding by a Third Party for infringement of a patent because of the manufacture, use or sale of a Collaboration Product in the Field or because of attempts to invalidate Pharmacia Patents or Celltech Owned Patents or Joint Patents in relation any Collaboration Product in the Field.

a)	Subject to Subsections 10.10(b) and (c), each of Celltech and Pharmacia shall have the sole right, but not the obligation, to prosecute at its discretion and cost any and all infringements of the Patent Rights for which it is responsible pursuant to this Article 10, to defend all charges of non-infringement and challenges to validity of such patents, and to enter all settlements, judgments or other arrangements respecting the same (such Party being referred to as the “Responsible Party”).

b)	As regards each discovered infringer of a Patent Right for which the Responsible Party is responsible pursuant to Subsection (a), if such Party does not bring suit against said infringer pursuant to Section 10.10(a), or has not commenced negotiations with said infringer for discontinuance of said infringement, as herein provided, within thirty (30) days after receipt of notice of such infringement pursuant to this Section 10.10, then the other Party shall have the right, but not the obligation, to bring suit for such infringement and to join the Responsible Party as a party plaintiff or to use the Responsible Party’s name if required by Law if the failure of the Responsible Party to exercise its rights pursuant to Section 10.10(a) will materially and adversely affect the Development or Commercialization of a Collaboration Product in the Field. If the Responsible Party has commenced legal action against or negotiations with an alleged infringer of the patent for discontinuance of such infringement within such 30-day period, but subsequently ceases to diligently pursue such action or negotiations, the other Party may bring suit for such infringement pursuant to this Section 10.10(b). The Responsible Party shall retain its right to initiate patent infringement litigation respecting an infringer of a Patent Right if it places such infringer on proper legal notice that such infringer’s infringing activities will be addressed in a legal action initiated subsequent to the resolution of an analogous infringement action involving a Celltech Patent or Pharmacia Patent, as applicable.

c)

With respect to any challenge to (including any interference or opposition or similar proceedings) or infringement of any of the Celltech Exclusive Patents, Pharmacia Exclusive Patents or Joint Patents to the extent they relate to Licensed Product in the Field, the Parties shall jointly select and instruct patent counsel, and confer with respect to the defense or commencement and prosecution of any such action acting on the advice of such patent counsel and in the best interests of the Collaboration Products. Neither Party may settle any such action except with the express prior written consent of the other Party (not to be unreasonably withheld or delayed). All costs incurred in any such action, or in any infringement action relating to Celltech Exclusive Patents, Pharmacia Exclusive Patents or Joint Patents to the extent they relate to Licensed Product in the Field, shall be shared equally by the Parties until such time as the first Regulatory Approval of the Collaborative Product in the applicable country; after such time the costs shall be deemed to be Commercialization costs.

d)	All amounts recovered from a Third Party pursuant to this paragraph 10.10 shall be used:

i)	first to reimburse the reasonable costs and expenses (including reasonable attorney’s fees and costs) of the Parties in such action; and

ii)	second (to the extent that damages are awarded for lost sales or lost profits from the sale of Collaboration Products), to the Parties as though the same were Net Sales (Celltech being paid its royalty on such Net Sale or share of Product Contribution (as appropriate)).

Where the amounts recovered do not fully reimburse the costs, expenses and losses described in (a) and (b) above, such amounts shall be paid to the other Parties pro-rata to the costs and expenses incurred, and loss suffered by, the Parties.

e)	Each Party agrees to cooperate with the other at the request of the other, including giving testimony and producing documents lawfully requested in the course of a suit prosecuted by such Party pursuant to this Section 10.10, and shall endeavor to cause its and its Affiliates employees to cooperate with the other Party.

10.11) Third Party Infringement Suit. In the event that a Third Party sues Pharmacia or Celltech or their respective Affiliates alleging that the making, using, marketing, importing, exporting, selling or offering to sell Collaboration Products infringes or will infringe claims in said Third Party’s Patent Rights, then the Party so sued may elect to defend such suit, but shall fully consult with the other Party. Neither Party may settle any such action on terms that adversely affect the other Party (other than in a minor manner) without the express written consent of the other Party, such consent not to be unreasonably withheld or delayed. To the extent a claim relates to the Major Territories, the reasonable litigation expenses incurred by a Party shall be included in Other Expenses. To the extent a claim relates to the Other Territories, * If, as a result of a judgment in the litigation or settlement with the Third Party, Pharmacia is required to pay royalties or other monies to such Third Parties, such payments may be treated as royalties under a New Third Party License Agreement under Section 9.11(d).

10.12) No Obligation to Prosecute. Notwithstanding any other provision of this Article, neither Party shall have an obligation to prosecute or maintain, or take or defend any action in respect of, nor shall either Party have any right to take or defend any action in respect of, any Patent Right which is owned by a Third Party.

10.13) Termination of Prosecution Rights. The rights set out in Sections 10.5(c), 10.5(d) and 10.10(b) shall terminate immediately upon a notice of termination being served under this Agreement, whereupon the provisions of Sections 10.5(a) and 10.10 (a) shall apply mutatis mutandis to the Celltech Exclusive Patents and Pharmacia Exclusive Patents.

ARTICLE 11

CONFIDENTIALITY

11.1) Confidential Information. Except as otherwise provided in this Article 11 and Section 12.7(e), from the Execution Date until the fifth anniversary of the expiration of or termination of this Agreement, or for a period of ten (10) years from the date of this Agreement, whichever is the longer, the Parties shall, and shall procure that their Affiliates shall, maintain in confidence and use only for purposes specifically authorized under this Agreement any Confidential Information furnished to it by the other Party pursuant to this Agreement.

11.2) Disclosure. To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement, a Party may disclose Confidential Information of the other Party it is otherwise obliged under this Article not to disclose:

a)	to its Affiliates, permitted Sublicensees, consultants, outside contractors and clinical investigators, on a need-to-know basis and on the condition that such entities or persons agree to keep the Confidential Information confidential to substantially the same extent as such Party is required to keep such Confidential Information confidential; and

b)	to Regulatory Authorities to the extent that such disclosure is reasonably necessary to obtain authorizations to conduct clinical trials or to file and maintain Regulatory Approvals and to Commercialize the Collaboration Product.

11.3) Exceptions. The obligation not to disclose Confidential Information shall not apply to any part of such Confidential Information that:

a)	is or becomes published or otherwise becomes publicly known other than by acts of the Party obligated not to disclose such Confidential Information or its Affiliates or Sublicensees in breach of this Agreement;

b)	was disclosed to the receiving Party or its Affiliates or Sublicensees by a Third Party, provided that such Confidential Information was not obtained by such Third Party from the disclosing Party under an obligation of confidentiality;

c)	prior to disclosure under this Agreement, was already in the possession of the receiving Party or its Affiliates or Sublicensees, provided that such

Confidential Information was not obtained from the disclosing Party under an obligation of confidentiality;

d)	can be shown by written documents to have been independently developed by the receiving Party or its Affiliates without breach of any of the provisions of this Agreement or access to any Confidential Information provided by the disclosing Party; or

e)	is required to be disclosed by the receiving Party to comply with applicable Laws, or with a court or administrative order or the rules of any relevant Stock Exchange, provided, however, that this Section 11.3(e) shall not permit a Party to disclose the other Party’s confidential know-how for the purpose of obtaining Patents Rights.

In the case of a disclosure permitted by Section 11.3(e), the receiving Party shall, if practicable, notify the disclosing Party in writing prior to any such disclosure and use reasonable efforts to secure confidential treatment thereof prior to its disclosure (whether by protective order or otherwise).

11.4) Terms of Agreement. Except as permitted by the foregoing provisions or as otherwise required by Law or the rules of any relevant Stock Exchange or the U.S. Securities and Exchange Commission, the Parties shall not disclose any terms or conditions of this Agreement to any Third Party without the prior consent of the other Party; provided that each Party shall be entitled to disclose the terms of this Agreement without such consent to its advisors and potential investors or other financing sources on the condition that such entities or persons agree to keep such terms confidential for the same time periods and to the same extent as such Party is required to keep such terms confidential. Each party shall give the other Party a reasonable opportunity to review all filings with the United States Securities and Exchange Commission or any Stock Exchange describing the terms of this Agreement prior to submission of such filings, and shall give due consideration to any reasonable comments by the non-filing Party relating to such filing, including without limitation the provisions of this Agreement for which confidential treatment should be sought.

11.5) Publications. Each Party recognizes the mutual interest in obtaining valid patent protection. Consequently, any Party, its employees or consultants wishing to make a publication (including any oral disclosure made without obligation of confidentiality) relating to work performed by such Party as part of the Global Development Plan or, in the case of Celltech’s activities relating to CDP-870, prior to the Effective Date (the “Publishing Party”) shall transmit to the other Party (the “Reviewing Party”) a copy of the proposed written publication at least thirty (30) days prior to submission for publication, or an abstract of such oral disclosure at least fifteen (15) days prior to submission of the abstract or the oral disclosure, whichever is earlier. The Reviewing Party shall have the right to (a) request a delay in publication or presentation in order to protect patentable information, (b) propose modifications to the publication for patent reasons or (c) request that the information be maintained as a trade secret. With respect to publications or disclosures by investigators or other Third Parties, such publications and disclosures shall be subject to review by the Reviewing Party under this Section 11. 5 only to the extent that the submitting Party has the right to do so.

11.6) Delay. If the Reviewing Party requests a delay as described in Section 11.5 above, the Publishing Party shall delay submission or presentation of the publication for a period of sixty (60) days from the date of such request to enable patent applications protecting each Party’s rights in such information to be filed. Upon the expiration of thirty (30) days, in the case of proposed written disclosures, or fifteen (15) days, in the case of an abstract of proposed oral disclosures, from transmission of such proposed disclosures to the Reviewing Party, the Publishing Party shall be free to proceed with the written publication or the oral presentation, respectively, unless the Reviewing Party has requested the delay described above. To the extent practicable in the reasonable exercise of its discretion, the Publishing Party shall incorporate all modifications proposed under this Section. If a trade secret that is the subject of a request made under this Section cannot be otherwise protected without unreasonable expense to the Reviewing Party, such information shall be omitted from the publication.

11.7) Press Releases. Following the Execution Date, the Parties shall issue one or more press releases regarding this Agreement, the timing and content of which shall be mutually agreed. Except to the extent required by Law or the rules of a relevant Stock Exchange or as otherwise permitted in accordance with this Section 11.7, neither Party shall make any further public announcements concerning this Agreement or the subject matter hereof without the prior written consent of the other, which shall not be unreasonably withheld. Notwithstanding the foregoing, the parties agree that each Party may desire or be required to issue press releases relating to the Agreement or activities hereunder, and the Parties agree to consult with each reasonably and in good faith with respect to the text and timing of such press releases prior to the issuance thereof, provided that a Party may not unreasonably withhold consent to such releases, and that either Party may issue such press releases as it determines, based on advice of counsel, are reasonably necessary to comply with Law or for appropriate market disclosure. The principles to be observed by Pharmacia and Celltech in public disclosures with respect to this Agreement shall be: accuracy, compliance with applicable legal requirements, the requirements of confidentiality under Sections 11.1 through and including 11.5 and this Section 11.7 and normal business practice in the pharmaceutical and biotechnology industries for disclosures by companies comparable to Pharmacia and Celltech. In the event of a public announcement, the Party making such public announcement shall provide the other Party with a reasonable opportunity, judged in the light of the circumstances, and the right to approve the content of such announcement prior to its being made, which approval shall not be delayed or unreasonably withheld. The contents of any such announcement or similar publicity which has been reviewed and approved by the reviewing party can be re-released by either party without a requirement for re-approval.

11.8) Termination of Prior Agreement. The Parties agree that as of the Execution Date the Confidentiality Agreement dated as of January 26, 2001, between Pharmacia Corporation and Celltech is hereby terminated and superseded by the provisions of this Agreement, and any disclosures made under the terms of that confidentiality agreement shall be deemed to have been made under the terms of this Agreement.

ARTICLE 12

TERM AND TERMINATION

12.1) Term. This Agreement becomes effective as of the Effective Date and shall terminate on a country-by-country basis on expiry of all of Pharmacia’s payment obligations in respect of sales of Collaboration Products in such country unless terminated earlier as set forth in this Article 12; provided, however, that the provisions of Article 11, Article 16 and Article 17 (other than Sections 17.9, 17.16 and 17.17) shall become effective as of the Execution Date. Following the expiration of such period, the Parties may agree to extend this Agreement on a country-by-country basis upon mutual written agreement.

12.2) Pharmacia’s Unilateral Termination Right. Pharmacia shall have the right to terminate this Agreement at any time and for any reason, upon three (3) months prior written notice to Celltech.

12.3) Termination For Material Breach.

a)	Termination Rights. Upon a material breach of this Agreement by Pharmacia or Celltech (in such capacity, the “Breaching Party”), the other Party (in such capacity, the “Non-Breaching Party”) may provide written notice (a “Breach Notice”) to the Breaching Party specifying the material breach. If (i) the Breaching Party fails to cure such material breach during the sixty (60) day period following the date on which the Breach Notice is provided, or (ii) such material breach, by its nature, is incurable, then the Agreement shall terminate.

b)	Material Breach Relating to the Development or Commercialization of a Collaboration Product. Notwithstanding the provisions of Section 12.3(a), in the event a material breach which does not relate to payment is limited to a particular Collaboration Product, then the Non Breaching Party shall be entitled to terminate this Agreement only with respect to such Collaboration Product. Furthermore, in the event a material breach relating to a particular Collaboration Product is limited to a particular country or particular countries, then the Non Breaching Party shall be entitled to terminate this Agreement only with respect to the particular Collaboration Product and only with respect to the particular country or particular countries.

c)	Dispute Resolution. Termination under this Section 12.3 for whatever reason will be automatically stayed for the duration of any dispute resolution proceedings initiated under Article 13 (up until the end of the mediation process or expiry of the time limit for mediation, if for any reason the mediation process is not concluded within the time limits set out in Article 13).

12.4) Termination Upon Insolvency. This Agreement may be terminated by a Party upon written notice to the other in the event that (i) the other Party shall make an assignment for the benefit of its creditors, file a petition in bankruptcy, petition or apply to any tribunal for the appointment of custodian, receiver or any trustee for it or a substantial part of its assets, or shall commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect; or (ii) if there shall have been filed against the other Party any such bona fide petition or application, or any such proceeding shall have been commenced against it, in which an order for relief is entered or which remains undismissed for a period of 90 days or more; or (iii) if the other Party by any act or omission shall indicate its consent to, approval of or acquiescence in any such petition, application or proceeding or order for relief or the appointment of a custodian, receiver or trustee for it or any substantial part of its assets, or shall suffer any such custodianship, receivership or trusteeship to continue undischarged for a period of 90 days or more; or (iv) anything analogous to any of the foregoing occurs in any applicable jurisdiction. Termination shall be effective upon the date specified in such notice.

12.5) Termination Upon HSR Denial or Failure to Satisfy Conditions. The Agreement shall immediately terminate in the event that either (a) the FTC and/or the DOJ shall seek a preliminary injunction under the HSR Act against Celltech and Pharmacia to enjoin the transactions contemplated by this Agreement, (b) the HSR Clearance Date shall not have occurred on or prior to June 30, 2001, or (c) the conditions set forth in Section 16.4 shall not have been satisfied by June 30, 2001.

12.6) Rights of Pharmacia Upon Regularly Scheduled Termination. Upon the expiration of all of Pharmacia’s payment obligations under this Agreement with respect to a particular country, Pharmacia shall have a fully paid-up license to make, have made, sell, have sold, offer for sale, use and import the Collaboration Product in the Field in such country, provided that nothing herein shall relieve Pharmacia of its obligation to make any and all final reports and payments for the final quarterly royalty period and nothing herein shall relieve either Party of its surviving obligations set forth in Section 12.9.

12.7) Grant Back License to Celltech. In the event Pharmacia terminates this Agreement pursuant to Section 12.2 or Celltech terminates this Agreement pursuant to Section 12.3 or 12.4, then Pharmacia’s rights under the Commercial License (and any ancillary rights derived therefrom) shall terminate and Celltech’s rights under the Collaboration License (and any ancillary rights derived therefrom) shall terminate and Pharmacia shall use commercially reasonable and diligent efforts to provide, at Celltech’s reasonable expense, all cooperation and assistance reasonably requested by Celltech to enable Celltech (or its nominee) to assume with as little disruption as reasonably possible, the Development and/or Commercialization of all Collaboration Products. Such cooperation and assistance shall be provided in a timely manner (having regard to the nature of the cooperation or assistance requested) and shall include without limitation:

a)

Celltech shall have an exclusive license (which shall include the right to grant sublicenses) from Pharmacia under Pharmacia Technology existing at the time of termination and reasonably necessary or desirable to

Develop, make, have made, use, export, import, offer to sell and sell the specific Collaboration Products then being Commercialized or in clinical Development.

b)	Pharmacia shall transfer to Celltech (or its nominee) all Regulatory Approvals and regulatory filings (including applications for Regulatory Approvals) made or obtained by Pharmacia or its Affiliates or any of its Sublicensees to the extent relating to Collaboration Products then being Commercialized or in clinical Development.

c)	Pharmacia shall grant an exclusive license (which shall include the right to grant sublicenses) to Celltech to use Product Marks solely in connection with the manufacture, use or sale of Collaboration Products. Following such grant, Pharmacia shall not, and shall not grant any rights to any Third Party to, use the Product Mark.

d)	Pharmacia shall transfer to Celltech (or its nominee) a copy of all information in its possession or under its control relating to any Collaboration Product and reasonably necessary or desirable for its continued Development and/or Commercialization including without limitation all information contained in the regulatory and/or safety databases, all in the format then currently maintained by Pharmacia; provided, however, nothing in this Section 12.7(d) shall be deemed to expand the scope of the license granted to Celltech pursuant to Section 12.7(a).

e)	Pharmacia shall transfer to Celltech the Pharmacia Know-How that is reasonably necessary or desirable to enable Celltech (or its nominee) to manufacture the Collaboration Products following termination of this Agreement in the manner in which such products are being manufactured as of the date of termination, but only to the extent Pharmacia Controls such Pharmacia Know-How. In the event that the Collaboration Product is being manufactured by a Third Party as the time notice of termination is delivered (the “Termination Notice Date”), such transfer may be by assignment to Celltech of Pharmacia’s rights under its agreement with the Third Party manufacturer. Any technology transfer activities pursuant to this Section 12.7 shall be at Celltech’s expense. Any Pharmacia Know-How transferred pursuant to this Section 12.7(e) shall, for the avoidance of doubt, remain part of Pharmacia’s Confidential Information and, notwithstanding the provisions of Section 11.1, Celltech’s obligations pursuant to Section 11.1 with respect to such Pharmacia Know-How shall survive termination of this Agreement indefinitely. Celltech agrees to use such Pharmacia Know-How solely for the purposes of manufacturing Collaboration Products.

f)	Pharmacia shall use reasonable endeavours to assign to Celltech such sublicenses related to Collaboration Products and/or subcontracts relating to significant services to be performed by Third Parties related to Development or Commercialization of Collaboration Products, as reasonably requested by Celltech.

g)	In the event that Pharmacia or any of its Affiliates is responsible for manufacturing Collaboration Product as of the Termination Notice Date, * Celltech shall also be obligated to reimburse Pharmacia for any contemplated capital expenditures required in order to enable Pharmacia to supply Collaboration Product.

h)	For a period of twelve (12) months following termination, Pharmacia shall in response to requests from Celltech or its nominee, continue to use commercially reasonable efforts to provide such information, advice and assistance relating to the Collaboration Products as may be reasonably required from time to time.

i)	The Parties shall use commercially reasonable and diligent efforts to complete the transition of the Development and Commercialization of the Collaboration Products from Pharmacia to Celltech pursuant to this Section 12.7 as soon as is reasonably possible.

12.8) Residual Royalty Upon termination of this Agreement:

a)	by Pharmacia pursuant to Section 12.2, *;

b)	by Celltech pursuant to Section 12.3, *;

c)	by Pharmacia pursuant to Section 12.3, *;

d)	by Celltech pursuant to Section 12.4, *;

e)	by Pharmacia pursuant to Section 12.4,*;

f)	any royalty payments payable pursuant to Sections 12.8(a), (b) or (d) shall terminate on a country-by-country basis, *; and

g)	any royalty payments payable pursuant to Sections 12.8(c) or (e) shall terminate on a country-by-country basis*,.

12.9) Other Residual Rights. Upon termination of this Agreement, except as specifically provided herein to the contrary, all rights and obligations of the Parties under this Agreement shall cease, except as otherwise provided in this Article 12 and as follows:

a)	Obligations to pay amounts accruing hereunder up to the date of termination or thereafter;

b)	The obligations regarding confidentiality as set forth in Article 11;

c)	All obligations for record keeping and accounting reports;

d)	The Parties’ right to inspect books and records of each other as set forth in Section 9.9;

e)	The Parties’ rights with respect to the ownership of intellectual property as set forth in Sections 10.2 and 10.3;

f)	Obligations of defense and indemnity, which obligations shall continue in full force and effect for an unlimited period, subject to Section 17.13; and

g)	The Parties’ rights and obligations pursuant to Section 17.16, provided that the Co-Promotion Agreement described under Section 17.16 and this Agreement shall be independent as provided in Section 17.16, and provided further that termination of this Agreement pursuant to Section 12.5 shall terminate the Parties’ obligations pursuant to Section 17.16.

12.10) Certain Consequences of Termination by Pharmacia. In the event Pharmacia terminates this Agreement pursuant to Sections 12.3 or 12.4, then (i) Pharmacia’s rights under the Commercial License (and any ancillary rights derived therefrom) shall survive termination (provided that such license shall be fully sublicensible), (ii) Celltech’s rights under the Collaboration License (and any ancillary rights derived therefrom) shall terminate, (iii) all rights of Celltech to Develop or Commercialize Collaboration Products under this Agreement (including without limitation any rights under Sections 4.2, 4.11, 5.13 and 5.14) shall terminate, (iv) the Celltech Exclusivity Undertaking shall survive termination for the period set forth in Section 2.1, (v) the Pharmacia Exclusivity Undertaking shall terminate, and (vi) Celltech shall use commercially reasonable and diligent efforts to provide, at Pharmacia’s reasonable expense, all cooperation and assistance reasonably requested by Pharmacia to enable Pharmacia (or its nominee) to assume with as little disruption as reasonably possible, the Development and/or Commercialization of all Collaboration Products in the IBD Indication and any Celltech Other Indication. Such cooperation and assistance shall be provided in a timely manner (having regard to the nature of the cooperation or assistance requested) and shall include without limitation:

a)	Celltech shall transfer to Pharmacia (or its nominee) a copy of all information in its possession or under its control relating to any Collaboration Product and reasonably necessary or desirable for Pharmacia’s continued Development and/or Commercialization in the IBD Indication or any Celltech Other Indication, all in the format currently maintained by Celltech.

b)

Celltech shall use reasonable endeavours to assign to Pharmacia any sublicense or subcontracts entered into by Celltech regarding the Development or Commercialization of Collaboration Products in the IBD

Indication or any Celltech Other Indication, as reasonably requested by Pharmacia.

c)	For a period of twelve (12) months following termination, Celltech shall in response to requests from Pharmacia or its nominee, continue to use commercially reasonable efforts to provide such information, advice and assistance relating to the Collaboration Products as may be reasonably required from time to time.

The Parties shall use commercially reasonable and diligent efforts to complete the transition of the Development and Commercialization of Collaboration products in the IBD Indication and the Celltech Other Indications from Celltech to Pharmacia as soon as is reasonably possible.

12.11) Responsibility for Third Party Royalties and Other Payments. For clarity, following the termination of this Agreement by Pharmacia pursuant to Section 12.2, or by Celltech pursuant to Sections 12.3 or 12.4, Celltech shall be responsible for all payments of any kind due to Third Parties based upon the manufacture, use or sale of any Collaboration Product arising out of activities occurring following such termination. For additional clarity, following the termination of this Agreement by Pharmacia pursuant to Section 12.3 or 12.4, Pharmacia shall be responsible for all payments of any kind due to Third Parties based upon the manufacture, use or sale of any Collaboration Product arising out of activities occurring following such termination.

12.12) Preservation of Rights upon Termination. The rights set out in this Article 12 are without prejudice to any other rights a Party may have in respect of any such termination.

ARTICLE 13

DISPUTE RESOLUTION

13.1) Referral of Unresolved Matters to Executive Officers. If the Collaboration Committee is unable to resolve any matter falling within its authority, the matter shall be referred to the respective heads of Research and Development of each Party (in the case of a dispute involving Development) or the respective heads of Marketing of each Party (in the case of a dispute involving Commercialization) to be resolved by negotiation in good faith as soon as is practicable but in no event later than thirty (30) days after written request from either party to the other party for such a referral (such individuals being referred to herein as the “Executive Officers”). Each Executive Officer shall have the right to engage the services of any number of independent experts in the field in question (the individual(s) so engaged by each Executive Officer to be engaged under obligations of confidentiality) to assist the Executive Officer in making a determination on the unresolved matter, and each Executive Officer shall consider in good faith the analyses and opinions of any such independent experts engaged by either of them in making a determination. *.

13.2) Non-Binding Mediation. In the event of any controversy or claim arising out of relating to or in connection with any provision of this Agreement, or the rights or obligations of the Parties hereunder (other than those to be resolved pursuant to Section 13.1), the Parties shall try to settle their differences amicably between themselves. Either Party may initiate such informal dispute resolution by sending written notice of the dispute to the other Party, and within ten (10) Business Days after such notice appropriate representatives of the Parties shall meet for attempted resolution by good faith negotiations. If such representatives are unable to resolve promptly such disputed matter within the said ten (10) Business Days, either party may refer the matter by written notice to the other to the Chief Executive Officers of Pharmacia and Celltech for discussion and resolution. If such Chief Executive Officers are unable to resolve such dispute within thirty (30) days of such written notice, the parties shall refer the dispute to mediation by the Centre for Alternative Dispute Resolution in London, before resorting to litigation. If any unresolved matter is not resolved within 30 days following referral to non-binding mediation pursuant to this Section 13.2, either Party may, subject to Article 17.6, seek any remedy, at law or in equity, that may be available.

ARTICLE 14

REPRESENTATIONS, WARRANTIES AND COVENANTS

14.1) Representation of Authority; Consents. Celltech and Pharmacia each represent and warrant to the other Party that as of the Execution Date (a) it has full right, power and authority to enter into this Agreement, (b) this Agreement has been duly executed by such Party, (c) so far as it is aware (not having taken legal advice in jurisdictions other than the UK and USA) (i) this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable in accordance with its terms, subject to all limitations of bankruptcy, liquidation, reorganization, insolvency, moratorium and enforcement of creditors’ rights generally, general principles of equity (including without limitation those relating to specific performance, injunctions and other remedies) and public policy constraints (including those pertaining to limitations and/or exclusions of liability, competition law, penalties and jurisdictional issues including conflicts of laws), and (ii) all necessary consents, approvals and authorizations of all government authorities and other persons required to be obtained by such Party in connection with the execution, delivery and performance of this Agreement have been and shall be obtained except with respect to FTC clearance pursuant to the HSR Act.

14.2) No Conflict. Each Party represents to the other Party that as of the Execution Date and the Effective Date notwithstanding anything to the contrary in this Agreement, the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate such Party’s corporate charter and bylaws or any requirement of applicable laws of regulations and (b) do not and shall not conflict with, violate or breach or constitute a default or require any consent under, any contractual obligation of such Party.

14.3) Knowledge of Pending or Threatened Litigation. Each Party represents and warrants to the other Party that there is no claim, investigation, suit, action or proceeding pending against it and of which it has received written notice or, to the knowledge of such Party, threatened in writing against it before or by any governmental entity or arbitrator that, individually or in the aggregate, could reasonably be expected to materially impair the ability of such Party to perform any obligation under this Agreement provided that the foregoing representation and warranty does not apply to interference proceedings before the United States Patent and Trademark Office, opposition proceedings before the European Patent Office or any similar or analogous proceeding before any similar competent authority responsible for issuing patents (and including appeals from the same).

14.4) Additional Representations and Warranties of Celltech. Celltech further represents and warrants to Pharmacia as of the Execution Date and, except as otherwise provided, as of the Effective Date, as follows:

a)	At the Execution Date, Celltech is the exclusive owner of the Patent Rights listed on Schedule A-1 and the licensee or holder of option rights under the Patent Rights listed on Schedule A-2 on the terms of the Existing Third Party License Agreements as disclosed to Pharmacia.

b)	Attached as Schedule A-3 is a listing of all Third Party License Agreements entered into by Celltech and existing as of the Execution Date. All material terms of such Third Party License Agreements have been provided to Pharmacia prior to the date hereof (subject to Pharmacia’s confidentiality obligations under Article 11 hereof). As of the date hereof, so far as Celltech is aware Celltech is not in material breach of any such Third Party License Agreement.

c)	To the best of Celltech’s knowledge, the inception, development and reduction to practice of the Celltech Owned Patents and Celltech Know-How has not constituted or involved the misappropriation of trade secrets of any Third Party.

d)	To the best of Celltech’s knowledge, none of the Celltech Patents is invalid or unenforceable. No claim has been made against Celltech in writing asserting the invalidity, misuse, unregisterability, unenforceability or non-infringement of any of the Celltech Patents or challenging its right to use or ownership of any of the Celltech Patents or making any adverse claim of ownership thereof, provided that the foregoing representation and warranty does not apply to interference proceedings before the United States Patent and Trademark Office, opposition proceedings before the European Patent Office or any similar or analogous proceeding before any similar competent authority responsible for issuing patents (and including appeals from the same).

e)	As of the Execution Date, Celltech has, acting in accordance with standard pharmaceutical industry practice, disclosed to Pharmacia all pre-clinical and clinical data and other information in Celltech’s Control which could reasonably be considered material to the safety or efficacy of CDP-870.

f)	*

g)	*

14.5)	Disclaimer of Warranty.

a)	Nothing in this Agreement shall be construed as a warranty or representation by either Party (i) that any Collaboration Products made, used, sold or otherwise disposed of under the Commercial License is or will be free from infringement of patents, copyrights, trade-marks, industrial design or other intellectual property rights of any Third Party or (ii) regarding the effectiveness, value, safety, non toxicity, patentability, or non-infringement of any patent technology, Licensed Product or any information or results provided by either Party pursuant to this Agreement. Each Party explicitly accepts all of the same as experimental and for development purposes, and without any express or implied warranty from the other Party. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS, WAIVES, RELEASES, AND RENOUNCES ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

b)	Notwithstanding paragraphs 14.5(a) or 17.13, nothing in this Agreement limits or excludes any Party’s liability for fraud or for death or personal injury caused by that Party’s own negligence.

14.6) Preservation of Rights Under Third Party License Agreements. Each party will use its commercially reasonable efforts not to encumber or diminish the rights granted to the other hereunder, including without limitation, by using reasonable endeavors to not commit any acts or authorize the occurrence of any omissions which causes the termination of any Third Party License Agreement. Each party will promptly provide the other notice of any alleged breach of any Third Party License Agreement.

14.7) Preservation of Rights to Certain Third Party Patents. *

ARTICLE 15

INDEMNIFICATION

15.1)	Indemnification.

a)	Pharmacia. Pharmacia agrees to defend Celltech and its Affiliates at Pharmacia’s cost and expense, and will indemnify and hold Celltech and its Affiliates and their respective directors, officers, employees and agents (the “Celltech Indemnified Parties”) harmless from and against any losses, costs, damages, fees or expenses arising out of any Third Party claim relating to (i) any breach by Pharmacia of any of its representations, warranties or obligations pursuant to this Agreement, or (ii) the gross negligence or willful misconduct of Pharmacia, except in each case to the extent such claims are attributable to matters that are indemnified by Celltech under Section 15.1(b).

b)	Celltech. Celltech agrees to defend Pharmacia and its Affiliates at Celltech’s cost, and will indemnify and hold Pharmacia and its Affiliates and their respective directors, officers, employees and agents (the “Pharmacia Indemnified Parties”) harmless from and against any losses, costs, damages, fees or expenses arising out of any Third Party claim relating to (i) any breach by Celltech of any of its representations, warranties or obligations pursuant to this Agreement, or (ii) the gross negligence or willful misconduct of Celltech, except in each case to the extent such claims are attributable to matters that are indemnifiable by Pharmacia under Section 15.1(a).

15.2) Indemnification Procedures. The Party seeking indemnification pursuant to this Article 15 (the “Indemnified Party”) shall inform the other Party promptly of any claim for which it intends to seek indemnification and, at the other Party’s request, cooperate fully with the other Party in defending such claim. The Indemnified Party, at its expense, shall have the right to participate in any related suit or proceeding, subject to the ultimate control of the other Party (“Indemnifying Party”). The Indemnifying Party shall have full control over the suit or proceedings, including the right to settle, through counsel of its choice who is reasonably acceptable to the Indemnified Party; provided, however, the Indemnifying Party will not, absent the consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any judgement or enter into any settlement that (1) provides for any relief other than the payment of monetary damages for which the Indemnifying Party shall be solely liable and (2) where the claimant or plaintiff does not release the Indemnified Party from all liability in respect thereof. In no event shall a Party be liable pursuant to this Article 15 for any claims that are compromised or settled without its prior written consent.

15.3) Insurance. Each Party shall obtain and maintain appropriate product liability insurance with respect to Collaboration Products and appropriate comprehensive general liability insurance, which in either case may be self-insurance, as reasonably required by the

Collaboration Committee. Each Party will furnish the other Party with a certificate(s) from an insurance carrier showing all such insurance other than self insurance. The level of self insurance shall be limited to the minimum amount for which a Party is unable to obtain insurance at reasonable rates, or such greater amount as may be reasonably agreed. * Each Party shall diligently pursue recovery of insurance proceeds when a claim arises.

ARTICLE 16

CONDITIONS

16.1) HSR Filing. To the extent necessary, each of Celltech and Pharmacia shall, within fifteen (15) Business Days after the Execution Date, file with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, any notification and report form required of it in the reasonable opinion of both Parties under the HSR Act with respect to the transactions contemplated hereby. The parties shall cooperate with one another to the extent necessary in the preparation of any notification and report form required to be filed under the HSR Act. Each Party shall be responsible for its own costs, expenses, and filing fees associated with any filing under the HSR Act.

16.2) HSR-Related Definitions. As used in Section 16.1, the following terms have the following meanings:

a)	“DOJ” means the United States Department of Justice.

b)	“FTC” means the United States Federal Trade Commission.

c)	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (15 U.S.C. Sec. 18a), and the rules and regulations promulgated thereunder.

d)	“HSR Clearance Date” means the earlier of (i) the date on which the FTC shall notify Celltech and Pharmacia of early termination of the applicable waiting period under the HSR Act or (ii) the day after the date on which the applicable waiting period under the HSR Act expires.

e)	“HSR Filing” means filings by Pharmacia and Celltech with the FTC and the Antitrust Division of the DOJ of a Notification and Report Form for Certain Mergers and Acquisitions (as that term is defined in the HSR Act) with respect to the matters set forth in this Agreement, together with all required documentary attachments thereto.

16.3) Notification to the European Commission. After the Effective Date, and if mutually deemed necessary, the Parties will jointly notify the Commission of the European Union of this Agreement and seek negative clearance or exemption for this Agreement under Article 81(3) of the Treaty on European Union.

16.4) Additional Condition to Effectiveness. The obligation of Pharmacia to proceed with the collaboration and other transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Pharmacia) of the following additional conditions, which Celltech agrees to use its reasonable best efforts to cause to be fulfilled:

a)	*

b)	*

c)	*

d)	*

ARTICLE 17

MISCELLANEOUS

17.1) Amendments. This Agreement and the Exhibits and Schedules referred to in this Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous understandings, arrangements and agreements with respect to the subject matter hereof, whether written or oral. The Parties acknowledge that the Exhibits and Schedules referred to in this Agreement are being simultaneously delivered by the Parties on or before the Execution Date and are incorporated herein by reference, subject to the provisions of Section 17.16. Any amendment or modification to this Agreement shall be made in writing signed by both Parties.

17.2) Consequence of Change of Control of Celltech. If a Change of Control occurs after the Execution Date, Celltech shall promptly notify Pharmacia in writing and Pharmacia may, at its discretion, elect to terminate Celltech’s rights under Section 5.14, any ongoing or future co-promotion activities being performed by Celltech pursuant to such Section, and any future Local Commercialization Committee activities in each case for the RA Indication. Any election by Pharmacia pursuant to this Section 17.2 may be made by Pharmacia by giving Celltech written notice within sixty (60) days after Pharmacia’s receipt of notice of such Change of Control. For clarity, any termination by Pharmacia pursuant to this Section 17.2 shall not affect Celltech’s right to receive payments for the RA Indication pursuant to Section 9.1.

17.3) Notices. Any consent or notice required or permitted to be given or made under this Agreement by one of the Parties to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery or courier), by a next business day delivery service of a nationally recognized overnight courier service or by courier, postage prepaid (where applicable), addressed to such other Party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor in accordance with this Section 17.3 and shall be effective upon receipt by the addressee.

If to Celltech:	Celltech Chiroscience Limited 216 Bath Road Slough SL1 4EN Berkshire, England Attention: Company Secretary Facsimile: 0144 753511244

If to Pharmacia:	Pharmacia & Upjohn Company 100 Route 206 North Peapack, New Jersey 07977 Attention: Vice President and Associate General Counsel Facsimile No.: (908) 901-1862

with a copy to:	Pharmacia & Upjohn Company 100 Route 206 North Peapack, New Jersey 07977 Attention: Senior Vice President – Global Licensing Facsimile: (908) 901-1813

17.4) Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, provided,however, that the Party so affected shall use commercially reasonable and diligent efforts to avoid or remove or mitigate such causes of non-performance, and shall continue performance with reasonable dispatch wherever such causes are removed. Each Party shall provide the other Parties with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The Parties shall mutually seek a resolution of the delay or the failure to perform in good faith.

17.5) Compliance with Export Regulations. Neither Party shall export any technology licensed to it by the other Party under this Agreement except in compliance with as applicable export laws and regulations.

17.6) Choice of Law; Jurisdiction. This Agreement shall be governed and interpreted in all respects under the laws of England, except matters of intellectual property law which shall be determined in accordance with the intellectual property laws relevant to the intellectual property in question. The Parties consent to the exclusive jurisdiction of the English Courts for all matters arising out of or relating to this Agreement, and further consent that any process, notice of motion or other application to either such court or judge thereof may be served outside of London, England by registered or certified mail or by personal service, provided that a reasonable time for appearance is allowed. The Parties hereby acknowledge that a breach of its obligations may cause irreparable harm and that damages as a remedy for any such breach may be inadequate. The Parties hereby agree that, in the event of any such breach, in addition to all other available remedies under this Agreement, the non-breaching Party or Parties shall have the right to seek interim equitable relief in an appropriate forum to enforce such obligations.

17.7) Assignment. This Agreement may not be assigned or otherwise transferred by any Party without the consent of the other Party; provided, however, that either Celltech or Pharmacia may, without such consent, assign its rights and obligations under this Agreement (a) to any Affiliate, provided such interest shall be retransferred to the relevant Party if such entity ceases to be an Affiliate of such Party, and provided further that the assigning Party shall guarantee the performance of such Affiliate, (b) subject to Section 17.2, in connection with a merger, consolidation or sale of substantially all of such Party’s assets to an unrelated Third Party of good financial standing; provided, however, that such Party’s rights and obligations under this Agreement shall be assumed by its successor in interest in any such transaction and shall not be transferred separate from all or substantially all of its other business assets, including without limitation those business assets that are the subject of this Agreement or (c) if a Party or its Affiliates is required to divest a Collaboration Product or a Competitive Product in order to comply with the Law or any governmental agency or authority as a result of merger or acquisition, provided, however, that (i) the assignee shall be of good financial standing; and (ii) if permitted by the applicable agency or authority, the other Party shall be invited to bid for the rights to be assigned, and the assigning Party shall consider such bid in good faith, provided that it is understood that the provisions of this Section 17.7(c) are not intended to obligate a Party to enter into any agreement with the other Party, and the divesting Party shall have the right to divest any products subject to this Section 17.7(c) to such parties of good financial standing and on such terms as it deems appropriate in its sole discretion.

Any permitted assignee shall assume all rights and obligations of its assignor under this Agreement; accordingly, all references to the assigning Party shall be deemed references to the assignee to whom the Agreement is so assigned.

17.8) Non-Solicitation. After the Execution Date and until the expiration or termination of this Agreement, neither Party or its Affiliates shall solicit any employee of the other Party or its Affiliates with whom it has come in contact or interacted for the purposes of the performance of this Agreement to leave the employment of the other Party and accept employment with the first Party.

17.9) Joint Committees. Members of the Collaboration Committee, the Joint Commercialization Committee and any subcommittees thereof shall be, and shall remain, employees of Celltech or Pharmacia, as the case may be. No Party shall incur any liability for any act or failure to act by members of the Collaboration Committee, the Joint Commercialization Committee and any subcommittees thereof who are employees of such other Party.

17.10) No Strict Construction. This Agreement has been prepared jointly and shall not be strictly construed against either Party.

17.11) Headings. The captions or headings of the sections or other subdivisions hereof are inserted only as a matter of convenience or for reference and shall have no effect on the meaning of the provisions hereof.

17.12) Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the invalid, illegal or unenforceable of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole. The Parties shall make a good faith effort to replace the invalid or unenforceable provision with a valid one which in its economic effect is most consistent with the invalid or unenforceable one. If the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions. The Parties shall negotiate in good faith an orderly termination of this Agreement consistent with the principles set out in Clause 12.

17.13) No Consequential Damages. UNLESS RESULTING FROM A PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, NEITHER PARTY HERETO WILL BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, INCLUDING WITHOUT LIMITATION LOST PROFITS, ANTICIPATED PROFITS, LOST GOODWILL, LOST REVENUE, LOST PRODUCTION, LOST CONTRACTS AND LOST OPPORTUNITY, ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES. NOTHING IN THIS SECTION 17.13 IS INTENDED TO LIMIT OR RESTRICT ANY PAYMENT OBLIGATION OR THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY.

17.14)	General Provisions.

a)	Any amendment or waiver of this Agreement shall not be binding on the Parties unless set out in writing, expressly to amend or waive this Agreement, and signed by of each of the Parties.

b)	A person who is not a Party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

c)	A waiver (whether express or implied) by one of the Parties of any of the provisions of this Agreement or of any breach of or default by the other Party in performing any of those provisions shall not constitute a continuing waiver and that waiver shall not prevent the waiving Party from subsequently enforcing any of the provisions of this Agreement not waived or from acting on any subsequent breach of or default by the other Party under any of the provisions of this Agreement.

d)	Each Party undertakes, at the request and cost of the other, to execute all documents and to do all other acts, which may be reasonably necessary to give full effect to this Agreement.

e)	Each Party shall pay its costs and expenses incurred by it in connection with the entering into and completion of this Agreement.

f)	It is expressly agreed that for tax, legal or other purposes (i) this Agreement or any portion of this Agreement shall not be considered to be a partnership agreement, and (ii) the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Celltech nor Pharmacia shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other Party to do so.

g)	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.15) Whole Agreement. Each Party acknowledges that in entering into this Agreement it has not relied on any representation, warranty, collateral contract or other assurance (except those expressly set out in this Agreement together with the Exhibits and Schedules) made by or on behalf of any other Party before the signature of this Agreement. Each Party waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance.

17.16) *

17.17) Right of Negotiation. If, at any time, Celltech intends to undertake Development or Commercialization activities with respect to a new product for the prevention, treatment or control of arthritis (“Subsequent Arthritis Product)” in collaboration with a Third Party (or grant a license to a Third Party to do any of the foregoing), Celltech shall provide Pharmacia with the opportunity to negotiate terms under which Pharmacia would collaborate in or obtain a license for undertaking such activities.

17.18) Exclusive Dealing. Until the earlier of June 30, 2001 or the Effective Date of this Agreement, neither Party nor any of its Affiliates will, directly or indirectly through any director, employee, affiliate, representative or agent (including, but not limited to, any attorney, accountant or financial or other advisor) or otherwise, solicit or negotiate offers from, or enter into any agreement with, any other person or entity relating to any transaction pursuant to which the Party or its Affiliates would directly or indirectly grant any such person or entity any license or other rights relating to the Celltech Technology or Pharmacia Technology, as applicable, for use of any Licensed Product in the Field.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

PHARMACIA & UPJOHN COMPANY

By:	/s/ Fred Hassan
Title: Chairman and Chief Executive Officer

CELLTECH CHIROSCIENCE LIMITED

By:	/s/ Peter J. Fellner
Title: Chief Executive Officer

EXHIBIT A

Costs and Calculation of Product Contribution Margin

*

A Page 1

EXHIBIT B

Principles for Detail Cost

*

B Page 1

EXHIBIT C

Net Sales Definition

*

C Page 1

EXHIBIT D

Manufacturing Cost Principles

DEFINITION OF FULLY ABSORBED MANUFACTURING COST (“FAMC”)

*

SCHEDULE A-1

CELLTECH OWNED PATENTS

*

SCHEDULE A-2

THIRD PARTY PATENTS

*

THIRD PARTY PATENTS

*

SCHEDULE A-3

EXISTING THIRD PARTY LICENSE AGREEMENTS

*

SCHEDULE A-4

INITIAL GLOBAL DEVELOPMENT PLAN

*

SCHEDULE 4.5

Division of Development Funding for committed costs under existing CDP-870 contracts

*

SCHEDULE 4.5 CONTINUED

*

SCHEDULE 17.16

*